Form 10KSB40, Exhibit 13
period 1997-09-30
VERMILION BANCORP INC
filed 1997-12-29
CIK 1027820

VERMILION BANCORP, INC.




                       1997 ANNUAL REPORT

                        TO STOCKHOLDERS

                       TABLE OF CONTENTS

                                                             Page

President's Letter to Stockholders                             1

Selected Consolidated Financial and Other Data                 2

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                    4

Consolidated Financial Statements:                            17
    Independent Auditors' Report                              18
    Consolidated Statements of Financial Condition            19
    Consolidated Statements of Income                         20
    Consolidated Statements of Shareholders' Equity           21
    Consolidated Statements of Cash Flows                     22
    Notes to Consolidated Financial Statements                23

Directors and Executive Officers                              37

Banking Locations                                             38

Stockholder Information                                       39





Dear Stockholders:

Changes during 1997 have been the most exciting events in over 100 years we have provided successful banking services in the Danville area.

Vermilion Bancorp, Inc. was created as a holding company for American Savings Bank of Danville in March 1997 to build a stronger locally managed banking organization to serve our area customers.

With the addition of 3.3 Million dollars in net corporate capital from stock sales, Vermilion Bancorp, Inc and American
Savings Bank of Danville welcome the opportunities offered by this financial strength.

As a small highly capitalized bank holding company we are examining new alternatives for growth in customer services and building on our strength in personal banking relations. We continue to enjoy healthy growth in all lending areas.

New computer applications have increased the efficiency of all areas of lending and new account origination, allowing the Bank to enhance the productivity of our dedicated staff.

As President of Vermilion Bancorp, Inc. I have enjoyed the support of an effective and active Board of Directors. Em-bracing the needs of stockholder value and investment returns in each planning decision is a new priority for the Board and Officers.

Following the March 25, 1997 stock conversion date the holding company enjoyed profits of over $200,000 in the last six months of our fiscal year. Overall profits for the fiscal year ended September 30, 1997 of $252,012 were a substantial improvement over the $71,168 September 30, 1996 loss which included the one time FDIC charge of $155,000 net of income taxes.

I wish to thank all stockholders of Vermilion Bancorp, Inc.
for their confidence and encouragement shown by investing in our future in community banking.



                                Sincerely,


                                /s/ Merrill G. Norton

                                Merrill G. Norton
                                President and Chief
                                Executive Officer




                              (1)





         SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and Related Notes, appearing elsewhere herein.



                                 At September 30,
                                    1997     1996     1995     1994     1993
                                          (Dollars in Thousands)
Selected Financial Condition
Data:
 Total assets                      $37,816  $35,459  $33,977  $33,198  $33,591
 Cash and cash equivalents           1,138      789      571      699    1,288
 Interest-bearing time
                  deposits              99       99       99      694    1,181
 Securities(1)
  Available for sale                 3,116    2,222    1,486       --       --
  Held to maturity                   3,000    4,337    6,816    9,205   13,082
 Loans, net                         29,411   26,936   23,954   21,627   18,235
 Premises and equipment                461      467      495      468      483
 Federal Home Loan Bank of
     Chicago stock, at cost            283      269      255      236      236
 Deposits                           29,098    30,724   31,331   30,698   31,158
 Federal Home Loan Bank advances     2,600     2,000       --       --       --
 Total equity capital                5,955     2,355    2,442    2,341    2,185
 Full service offices                    1         1        1        1        1


                                Year Ended September 30,

                                     1997     1996     1995     1994     1993
                                              (In Thousands)
Selected Operating Data:
  Total interest income             $ 2,803  $ 2,634  $ 2,375  $ 2,279  $ 2,390
  Total interest expense              1,741    1,778    1,588    1,355    1,521
    Net interest income               1,062      856      787      924      869
  Provision for losses on loans          17       80       13      105        8
  Net interest income after
  provision for losses on loans       1,045      776      774      819      861
  Non-interest income                    42       45       51       49       82
  Non-interest expenses                 761      889(2)   710      700      763
  Income (loss) before taxes            326      (68)     115      168      180
  Provision for income taxes             74        3       15       13       59
  Net income (loss)                     252   $  (71)     100  $   155  $   121
  Net income per share                  N/A      N/A      N/A      N/A      N/A
  Book value per share                16.21      N/A      N/A      N/A      N/A
  Dividends per share               $  0.00      N/A      N/A      N/A      N/A


(1) The Bank adopted the provisions set forth in Statement of Financial Accounting Standards No. 115 on October 1, 1994, which requires entities to carry securities that are available for sale at their market value while continuing to carry securities that are held to maturity at their amortized cost. See Note 1 to the Consolidated Financial Statements.

(2) Includes a special assessment of $206,000 to recapitalize the Savings Association Insurance Fund ("SAIF").



                                 (2)





                                      At or For the Year Ended September 30,

                                       1997     1996     1995    1994    1993

Other Data:
  Profitability:
    Return on average assets           0.67% (0.20)%(4)  0.29%   0.46%   0.36%
    Return on average equity           5.07   (2.89)(4)  4.18    6.86    5.78
    Interest rate spread for
                 period(1)             2.20    2.17      2.11    2.59    2.42
    Net interest margin(2)             2.92    2.48      2.39    2.83    2.64
    Non-interest expenses to
                average assets         2.03    2.49      2.08    2.13    2.26
    Average interest-earning assets
    to average interest bearing
                        liabilities  115.18  106.05    104.04  104.78  104.81
  Capital Ratios:
    Average equity to average assets  13.26    6.90      7.02    6.76    6.22
  Asset Quality:
    Non-performing assets to total
    assets(3)                          1.28    0.93      0.64   0.26    1.64
    Net chargeoffs (recoveries) to
    average loans                      0.03    0.04      0.03   0.76   (0.01)
    Allowance for loan losses to
    total loans                        0.52    0.53      0.31   0.29    0.60
    Allowance for loan losses to
    non-performing loans              31.34   43.60     34.26  73.26   19.78


Capital Ratios of the Bank(5)
Tier 1 risk-based capital ratio       26.50   14.45     14.59  15.98   16.32
Total risk-based capital ratio        27.30   15.33     15.03  16.44   17.14
Tier 1 leverage capital ratio         13.50%   6.61%     7.11%  6.92%   6.50%


(1) The interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

(2) The net interest margin represents net interest income divided by average interest-earning assets.

(3) Non-performing assets include non-accrual loans, accruing loans delinquent 90 days or more and real estate owned.

(4) When calculated without the special SAIF assessment, the return on average assets and the return on average equity would have been 0.24% and 3.01%, respectively.

(5) Prior to fiscal [1994], the Bank operated as a mutual savings and loan association. As such, the Bank was subject to the capital requirements of the Office of Thrift Supervision ("OTS") and not those of the Federal Deposit Insurance Corporation ("FDIC") and was at all times in compliance therewith.




                                (3)





              MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Vermilion Bancorp, Inc. (the "Company") is the holding company for the American Bank (the "Bank"). The operating results of the Company depend upon the operating results of the Bank. The results of the Bank are primarily dependent upon its net interest income, which is determined by the difference between interest income on interest-earning assets, which consist principally of loans, investment securities and other investments, and interest expense on interest-bearing liabilities, which consist principally of deposits and borrowed money. The Bank's net income also is affected by its provision for loan losses, as well as the level of its other income, including loan fees and service charges and miscellaneous items, and its other expenses, including compensation and other employee benefits, premises and occupancy costs, federal deposit insurance premiums, data processing expense, net loss on real estate owned and other miscellaneous expenses, and income taxes.

    On March 25, 1996, the Bank completed its conversion from the mutual to the stock form (the "Conversion") and was acquired by the Company. In the Conversion, the Company issued 396,750 shares of common stock, which resulted in net proceeds to the Company, after costs and employee stock ownership plan shares of approximately $3.3 million.

      In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates), the impact of competition for the Company's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company has no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 1998 and any Current Reports on Form 8-K filed by the Company.





                              (4)








Changes in Financial Condition


     General. Total assets of the Bank increased by $2.4 million, or 6.7%, to $37.8 million at September 30, 1997 from $35.5 million at September 30, 1996. The increase in total assets during 1997 was due primarily to a $2.5 million increase in net loans, and a $349,000 increase in cash and cash equivalents, partially offset by a $442,000 reduction in total investment securities.

     Cash and cash equivalents. Cash and cash equivalents, which consist of cash and due from banks and interest-bearing demand deposits at other institutions, increased by $349,000, or 44.2%, to $1.1 million at September 30, 1997 compared to $789,000 at September 30, 1996. The increase in cash and cash equivalents in fiscal
1997 was primarily the result of receipt of proceeds from issuance of stock by the Company in connection with the conversion of the Bank from the mutual to stock form of ownership.
At September 30, 1997, cash and cash equivalents amounted to 3.0% of the Company's total assets. Cash and cash equivalents may be utilized to fund deposit withdrawals or as a source of funds for new loan originations or for the purchase of investment or mortgage-backed securities.

     Net Loans. The Company's net loans amount to $29.4 million at September 30, 1997, a $2.5 million, or a 9.3% increase over net loans at September 30, 1996. Such increase was due primarily to originations of residential mortgage loans.

     Investment securities. The Company's investment securities amounted to $6.1 million at September 30, 1997 compared to $6.6 million at September 30, 1996. The decrease in investment securities was primarily the result of a $1.3 million decrease in investment securities held to maturity, offset by an $894,000 increase in investments available for sale.

     Deposits. The Company's total deposits amounted to $29.1 million at September 30, 1997 compared to $30.7 million at September 30, 1996. During 1997, the Company's total deposits decreased by $1.6 million, or 5.2%.

     Federal Home Loan Bank Advances. The Company's total advances from the FHLB of Chicago amounted to $2.6 million at September 30, 1997, compared to $2.0 million at September 30, 1996, an increase of 30.0%. The proceeds of these advances were used to fund growth in the Company's loan portfolio during 1997.



                           (5)



    Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates, and the net interest margin. The table does not reflect any effect of income taxes. All average balances are based on average monthly balances during the periods.



                                     At
                                 Sept. 30
                                   1997     Year Ended September 30, 1997

                                   Yield/   Averag                 Yield/
                                    Rate    Balance    Interest     Rate

Interest-earning assets:
  Loans, net(1)                     8.37%   $28,290    $ 2,324      8.24%
     Interest-bearing deposits
     with financial institutions    5.72      2,252        100      4.44
     Securities(2)                  5.70      2,477        149      6.02
     Mortgage-backed securities     6.53      3,564        230      6.48

   Total interest-earning assets    7.89     36,583      2,803      7.68

     Non-interest-earning assets                926

   Total assets                              37,509
Interest-bearing liabilities:
     Deposits:
     Now                            1.64        471          8      1.70
     Money market investment        3.03      1,016         32      3.15
     Savings and retirement         4.41      5,304        263      4.96
     Certificates                   5.67     22,820      1,315      5.76
      Total deposits                5.31     29,611      1,618      5.32
     FHLB advances                  5.87      2,150        123      5.88

Total interest-bearing liabilities  5.37     31,761      1,741      5.48

Non-interest bearing liabilities                776

      Total liabilities                      32,537

Equity capital                                4,972
      Total liabilities and
            equity capital                  $37,509
Net interest income; interest
                rate spread(3)      2.52               $ 1,062      2.20
Net interest margin(4)                                              2.92
Ratio of interest-earning
assets to average interest-
bearing liabilities               116.95%                         115.18%




                                  (6)







                                      Year Ended September 30, 1996
                                         Average            Yield/
                                         Balance  Interest   Rate

Interest-earning assets:
  Loans, net(1)                         $25,869   $ 2,118    8.19%
    Interest-bearing deposits with
       financial institutions             1,330        67    5.04
    Securities(2)                         3,531       204    5.78
    Mortgage-backed securities            3,811       245    6.43

  Total interest-earning assets          34,541     2,634    7.63

    Non-interest-earning assets           1,117

  Total assets                          $35,658
Interest-bearing liabilities:
    Deposits:
    NOW accounts                        $   469   $    10    2.13
    Money market investment               1,355        38    2.80
    Savings and retirement                5,161       236    4.57
    Certificates                         23,672     1,387    5.86

      Total deposits                     30,657     1,671    5.45

    FHLB advances                         1,917       107    5.58

  Total interest-bearing liabilities     32,574     1,778    5.46

Non-interest bearing liabilities            624

  Total liabilities                      33,198

Equity capital                            2,460

  Total liabilities and equity capital  $35,658
Net interest income; interest
                        rate spread(3)            $   856    2.17%
Net interest margin(4)                                       2.48%
Ratio of interest-earning
assets to average interest-
  bearing liabilities                                      106.05%





                                   (7)







                                      Year Ended September 30, 1995
                                        Average            Yield/
                                        Balance  Interest   Rate

Interest-earning assets:
  Loans, net(1)                         $22,399   $ 1,757   7.84%
    Interest-bearing deposits with
          financial institutions          1,381        80   5.80
  Securities(2)                           4,670       256   5.48
  Mortgage-backed securities              4,510       282   6.25

 Total interest earning assets           32,960     2,375   7.21

  Non-interest-earning assets             1,112

 Total assets                           $34,072
Interest-bearing liabilities:
  Deposits:
  Now accounts                          $   516   $    13   2.52
  Money market investment                 1,685        55   3.26
  Savings and retirement                  5,124       234   4.57
  Certificates                           23,842     1,286   5.39

 Total deposits                          31,167     1,588   5.10

  FHLB advances                             --        --     --

 Total interest-bearing liabilities      31,167     1,588   5.10

Non-interest-bearing liabilities            513

 Total liabilities                       31,680

Equity Capital                            2,392

 Total liabilities and equity capital   $34,072
Net interest income; interest
                     rate spread(3)               $   787   2.11%

Net interest margin(4)                                      2.39%

Ratio of interest-earning assets to
average interest-bearing liabilities                      104.04%




(1) Includes loans on which the Bank has discontinued accruing interest.

(2) Includes securities available for sale and held to maturity and excludes mortgage-backed securities.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.

(4) Net interest margin is net interest income divided by average interest-earning assets.



                                  (8)




     Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.


                                      Year Ended September 30,
                                          1997 vs 1996
                                         Increase
                                        (Decrease)         Total
                                          Due To          Increase
                                     Rate      Volume     Decrease
                                          (In Thousands)
Interest-earning assets:
  Interest-bearing deposits with
           financial institutions  $  (9)      $  42       $  33
  Loans, net                          13         193         206
  Securities(1)                        9         (64)        (55)
  Mortgage-backed securities           2         (17)        (15)

  Total change in interest income     15         154         169
Interest-bearing liabilities:
  Deposits:
    Now accounts                      (2)         --          (2)
    Money market investment            5         (11)         (6)
    Savings and retirement            20           7          27
    Certificates                     (23)        (49)        (72)
  FHLB advances                        5          11          16

  Total change in interest expense     5         (42)        (37)

Net change in net interest income  $  10       $ 196       $ 206


                                       Year Ended September 30,
                                           1996 vs. 1995
                                         Increase
                                        (Decrease)      Total
                                          Due To       Increase

                                      Rate     Volume  (Decrease)
                                           (In Thousands)
Interest-earning assets:
  Interest-bearing deposits with
  financial institutions             $(10)     $ (3)    $(13)
  Loans, net                           80       281      361
  Securities(1)                        13      (65)     (52)
  Mortgage-backed securities            8      (45)     (37)

  Total change in interest income      91       168      259
Interest-bearing liabilities:
    Deposits:
            NOW accounts               (2)       (1)      (3)
            Money market investment    (7)      (10)     (17)
            Savings and retirement     --         2        2
            Certificates              110        (9)      101
    FHLB advances                      --       107       107

    Total change in interest expense  101        89       190

Net change in net interest income    $(10)     $ 79      $ 69


(1) Includes  securities  available for sale and held  to  maturity.   Does  not
    include mortgage-backed securities.




                                  (9)





Results of Operations

      Net Income. The Company reported net income of $252,000, and a loss of $71,000 during the years ended September 30, 1997 and 1996, respectively. The income reflects higher interest margins due to the increase in capital of which a majority had been interest earning deposits prior to the March 25, 1997 conversion. The Bank reported a net loss of $71,000 during the year ended September 30, 1996. The primary reason for the net loss reported in fiscal 1996 was the increase in deposit insurance expense from $71,000 in fiscal 1995 to $277,000 in fiscal 1996 due to a special assessment of $206,000.

      Net Interest Income. Net interest income is determined by interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's average interest-rate spread was 2.20% and 2.17% during the years ended September 30, 1997 and 1996, respectively. The Bank's net interest margin (i.e., net interest income as a percentage of average interest-earning assets) was 2.92 % and 2.48% during the years ended September 30, 1997 and 1996 respectively.

    Net interest income increased by $206,000, or 24.1%, during the year ended September 30, 1997 to $1.1 million compared to $856,000 for the year ended September 30, 1996. The primary reasons for this increase were a $206,000 increase in net interest income from loans, a $53,000 decrease in deposit interest expense offset by a $70,000 decrease in interest income from investment securities.

    Interest Income. Total interest income increased by $169,000 or 6.4% in the year ended September 30, 1997. Interest income on loans amounted to $2.3 million fiscal 1997 compared to $2.1 million in fiscal 1996. The average balance of the Bank's total loans increased by $2.4 million, or 9.4%, in fiscal 1997 compared to fiscal 1996 and the average yield earned on loans increased by 5 basis points (with 100 basis points being equal to 1.0%). Interest income on mortgage-backed securities decreased by $15,000 or 6.1% in fiscal 1997 compared to fiscal 1996 due primarily to a $247,000 decrease in the average balance of mortgage backed securities. Interest income on securities and interest-bearing deposits decreased by $22,000, or 8.1%, in fiscal 1997 compared to fiscal 1996 due primarily to a decrease in average balance of securities.

    Interest Expense. The primary component of interest expense during all periods presented is interest on deposits. Total interest expense decreased by $37,000, or 2.1%, during the year ended September 30, 1997 compared to the year ended September 30, 1996. The decrease was due primarily to a decrease in the average balance of certificares of deposit held by the institution from $23.7 million to $22.8 million, offset by an increase in the average rate paid on savings and retirement accounts from 4.57% to 4.96%.
Certificates of depost (including certificates of deposit of $100,000 or more) constituted 76.8% of the Bank's total deposits at September 30, 1997 compared to 77.3% at September 30, 1996. The average balance of the Bank's certificates decreased by $852,000 or 3.6% from fiscal year 1997 to 1996, while the average cost of certificates decreased by 10 basis points in fiscal 1997.

       Provisions for Losses on Loans. Provisions for losses on loans are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on a methodology implemented by the Bank which is designed to assess, among other things, experience, the volume and type of lending conducted by the Bank, overall portfolio mix, the amount of the Bank's classified assets, the status of past due principal and interest payments, loan-to-value ratios of loans in the Bank's loan portfolio, general economic conditions, particularly as they relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. Management of the Bank assesses the allowance for loan losses on a monthly basis and will make provisions for loan losses as deemed appropriate by management in order to maintain the adequacy of the allowance for loan losses.

       The Bank's provisions for loan losses decreased to $17,000 in fiscal 1997, compared to $80,000 in fiscal 1996. At September 30, 1997, the Bank's allowance for loan losses amounted to 31.3% of total non-performing loans and to 0.5% of total loans receivable.

       Non-interest Income. Non-interest income decreased $3,000 or 6.7% for the year ended September 30, 1997 compared to the year ended September 30, 1996.

        Non-interest Expenses. Total non-interest expenses were $761,000 in the year ended September 30, 1997 which amounted to a $128,000 or 14.4% decrease compared to the year ended September 30, 1996. The primary reason for the decrease was due to the decrease in deposit insurance expense, because a special assessement of $206,000 (before tax) was imposed in fiscal 1996 as a part of the recaptilization of the SAIF. The decrease was partially offset by a $104,000 increase in salaries and employee benefits.



                                  (10)





     Income Taxes. The Bank incurred income tax expense of $74,000 for the year ended September 30, 1997, as compared to $3,000 for fiscal 1996. The Company's effective tax rate amounted to 22.7% for fiscal 1997.

Asset and Liability Management

       The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of September 30, 1997, the amount of the Bank's interest-bearing liabilities which were estimated to mature or reprice within one year exceeded the Bank's interest-earning assets with the same characteristics by $11.0 million or 29.2% of the Bank's total assets.

      The Bank's actions with respect to interest rate risk and its asset/ liability gap management are reviewed periodically by the Bank's Board of Directors. As part of the Board's review, it sets interest rate risk targets and reviews the Bank's current composition of assets and liabilities in light of the prevailing interest rate environment.

      The Bank has historically emphasized the origination of fixed-rate long-term residential real estate loans for retention in its portfolio. At September 30, 1997, $18.4 million or 74.5% of the Bank's total loan portfolio due one year or more after September 30, 1997, consisted of one-to-four-family fixed-rate long-term residential mortgage loans. Although the Bank anticipates that a substantial portion of its loan portfolio will continue to consist of fixed-rate long-term loans, the Bank has limited the term of such loans originated since 1983 to no more than 20 years with a substantial majority of such loans having a term of 15 years or less. The Bank has also attempted to mitigate the interest rate risk of holding a significant portion of fixed-rate loans in its portfolio through the origination of one-to-four family fixed-rate balloon loans with terms of one or three years.
At the end of a balloon loan's term, the entire balance is due. The borrower has the option of repaying the loan on the due date or, subject to satisfying the Bank's underwriting criteria, accepting the modified loan rate which is then offered by the Bank for such loans. In the latter case, the renewed loan is a new balloon loan with the same term as the initial balloon loan. The Bank has generally offered rates on such renewed loans at 1/4 of 1% to 1/2 of 1% higher than rates then offered on its new balloon residential real estate loans. Renewed balloon loans are amortized over the remaining life of the original amortization period. At September 30, 1997, $2.8 million or 9.5% of the Bank's total loan portfolio consisted of one-to-four family fixed-rate balloon loans.



                                  (11)






      In addition, the Bank has also invested new funds or reinvested funds from maturing securities into shorter-term securities and variable-rate mortgage-backed securities in order to increase the interest-rate sensitivity of its assets. As of September 30, 1997, the Bank had $1.3 million of variable-rate mortgage-backed securities and had $3.1 million of investments in various and federal agency government securities with terms to maturity of less than five years. As of September 30, 1997, $3.1 million of the Bank's investment securities portfolio were classified as available for sale, which will permit the Bank to sell such securities if deemed appropriate in response to, among other things, changes in interest rates.

      The Bank's deposits have included a relatively high amount of certificates, which are generally higher costing and more interest-rate sensitive than "core" deposits. At September 30, 1997, $22.3 million, or 76.8% of the Bank's total deposits were comprised of certificates of deposit (including certificates of deposit of $100,000 or more) and $14.4 million, or 50.0% of the Banks total deposits consisted of certificates which are scheduled to mature within one year. Certificates generally are costlier and a more volatile source of funds than transaction accounts. In addition, certificates are more likely to be invested in other instruments than are transaction accounts. Notwithstanding the foregoing, management believes that most of its certificates will remain at the Bank upon maturity. The Bank does not accept brokered deposits.

      The Bank believes that its current interest-rate pricing gap is within a range acceptable to the Commissioner and consistent with the Bank's internal guidelines. However, as the general interest rate environment and the condition in the Bank's market change, the Bank will continue to monitor the interest-rate sensitivity of its assets and liabilities. In order to continue to improve the Bank's interest-rate gap position, it plans to continue to focus on increasing consumer and commercial business lending and investing in shorter-term and variable-rate securities. Moreover, the Bank believes that the additional capital it will raise as a result of the sale of the Common Stock will enhance its flexibility to operate within a wider range of interest-rate gap scenarios.



                              (12)






       The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1997, which are anticipated by the Bank, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at September 30, 1997, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a six month period and subsequent selected time intervals.

                                                   More Than
                      Within  Six to  More Than    Three Years  Over
                      six     Twelve  One Year to  to five      Five
                      Months  Months  Three Years    Years      Years   Total

                               (Dollars in Thousands)

Interest-earning
           assets:
  Securities(1)(2)   $  --   $  --     $ 2,316     $   797    $   365 $ 3,478
  Loans, net(3)        2,803   1,789     3,920       2,063     18,836  29,411
  Interest-bearing
deposits(4)            1,182      99       --          --         --    1,281
  Mortgage-backed
securities               691     793       956         --         198   2,638
    Total interest-
earning assets         4,676   2,681     7,192       2,860     19,399  36,808
  Interest-bearing
liabilities:
Deposits(5):
  NOW accounts           113     114       227         --         --      454
  Money market
investment accounts      224     224       448         --         --      896
  Savings accounts       206     207       830         830        --    2,073
Retirement accounts      150     150       600         600      1,495   2,995
  Certificates         8,133   6,273     7,305         638        --   22,349
    Total interest-
bearing deposits       8,826   6,968     9,410       2,068      1,495  28,767
Advances from FHLB     2,000     600       --          --         --    2,600
      Total interest-
bearing liabilities   10,826   7,568     9,410       2,068      1,495  31,367
Excess (deficiency)
of interest-earning
  assets over
interest-bearing
liabilities           (6,150) (4,887)   (2,218)        792     17,904   5,441
Cumulative excess
(deficiency) of
 interest-earning
assets over interest-
 bearing liabilities  (6,150)(11,037)  (13,255)    (12,463)     5,441   5,441
Cumulative excess
(deficiency) of
  interest-earning
assets over interest-
  bearing
liabilities as a
percent of
  total assets        (16.26)%(29.19)% (35.05)%    (32.96)%    14.39%  14.39%


(1) Reflects repricing, contractual maturity or anticipated call date.

(2) Includes securities available for sale and held to maturity and FHLB of Chicago stock. Excludes mortgage-backed securities.

(3) Fixed-rate loans, including balloon loans, are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, adjusted to take into account estimated prepayments. Therefore, for purposes of the table, all of the Bank's balloon loans are deemed to have a term equal to the initial amortization period. Annual prepayment rates for adjustable-rate and fixed-rate residential loans are assumed to be 5%.

(4) Includes interest-bearing demand and interest-bearing time deposits.

(5) Deposit accounts are assumed to have the following annual decay rates:
    NOW accounts - 50%; money market investment accounts - 50%; savings accounts - 20%; and retirement accounts - 10%.




                                    (13)




     Certain assumptions based on regional, state and local data for savings associations in the state of Illinois and on the Bank's historical experience are contained in the above table which affect the presentation therein. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets  and  liabilities may fluctuate in advance of  changes  in market  interest rates, while interest rates of  other  types  of assets and liabilities lag behind changes in market interest rates. Certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

      The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has been able to generate sufficient cash through its deposits and has had a limited use of borrowings as a source of funds during the past five years. As loan originations and deposits remained stable, the Bank used cash from maturing securities in its investment portfolio to fund loan originations. As of September 30, 1997, the Bank had the ability to borrow up to $15.5 million from the FHLB.

     Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various lending products. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-backed and investment securities. At September 30, 1997 the total approved loan commitments outstanding amounted to $578,000. At the same date, the Bank had commitments of $23,000 under unused letters of credit. Certificates scheduled to mature in one year or less at September 30, 1997 totaled $14.4
million.   Management  believes that  a  significant  portion  of
maturing deposits will remain with the Bank. The Bank anticipates that even with interest rates at lower levels than have been experienced in recent years, which has caused a disintermediation of funds, it will continue to have sufficient funds together with borrowings, to meet its current commitments. The mixture of deposit liabilities and borrowings will depend on the relevant cost of each of these sources of funds.

     Federally-insured state-chartered banks are required to maintain minimum levels of regulatory capital. Under current FDIC regulations, insured state-chartered banks generally must maintain (i) a ratio of Tier 1 leverage capital to total assets of at least 3.0% (4.0% to 5.0% for all but the most highly rated banks) and (ii) a ratio of Tier 1 capital to risk weighted assets of at least 4.0% and a ratio of total capital risk weighted assets of at least 8.0%. At September 30, 1997, the Bank was in compliance with applicable regulatory capital requirements.


                          (14)





Recent Accounting Pronouncements



      In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS No.
128  simplifies previous standards for computing EPS.   SFAS  No.
128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires
restatement  of all prior period EPS data presented.   Accordingly,
the Company will adopt Statement 128 during the fiscal quarter ending December 31, 1997. Management does not anticipate that this will have a material impact on its EPS disclosures.

      In February 1997, the FASB issued SFAS No. 129, "Disclosure of  Information about Capital Structure." SFAS No. 129 summarizes
previously  issued  disclosure  guidance  contained  within   APB
Opinions No. 10 and 15 as well as SFAS No. 47. There will be no changes to the Company's disclosures pursuant to the adoption of
SFAS   No.  129.   This  statement  is  effective  for  financial
statements issued for periods ending after December 15, 1997. Accordingly, the Company will adopt Statement 129 during fiscal 1998.

      In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investment by owners and distributions to owners." The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. Only the impact of unrealized gains or losses on securities available for sale is expected to be disclosed as an additional component of the Company's income under the requirements of SFAS No. 130. This statement is effective for fiscal years beginning after December 15, 1997.
The Company will adopt Statement 130 during fiscal year 1999.


     Disclosures About Segments of an Enterprise. Also in 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in annual financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic area and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

This standard is effective for financial statments periods beginning December 15, 1997 and requires comparative information for earlier years to be restated. Due to recent issuance of this standard, management has been unable to fully evaluate the impact, if any, they may have on the Company's future financial statement disclosures.




                             (15)




Impact of Inflation and Changing Prices

     The Financial Statements of the Bank and related notes presented herein have been prepared in accordance with GAAP which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels. Over the three most recent fiscal years, interest rates have been relatively low and stable and such environment has generally had a positive impact on the Bank's revenues and income.




                             (16)
















                     Vermilion Bancorp, Inc.
                         and Subsidiary

                Consolidated Financial Statements
                   September 30, 1997 and 1996



                  Vermilion Bancorp, Inc.
                      and Subsidiary
                     Table of Contents


                                                          Page

Independent Auditor's Report                                18

Financial Statements

Consolidated balance sheet                                  19

Consolidated statement of income                            20

Consolidated statement of changes in stockholder's equity   21

Consolidated statement of cash flows                        22

Notes to consolidated financial statements                  23





                              (17)






                  Independent Auditor's Report



  Board of Directors
  Vermilion Bancorp, Inc. and Subsidiary
  Danville, Illinois


  We have audited the consolidated balance sheet of Vermilion Bancorp, Inc. and subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Vermilion Bancorp, Inc. and subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


  /s/ Geo. S. Olive & Co. LLC


  Champaign, Illinois
  October 17, 1997


                                (18)





                       Vermilion Bancorp, Inc.
                           and Subsidiary
                     Consolidated Balance Sheet
September 30                                        1997        1996
Assets
Cash and due from banks                          $    55,354 $   359,747
Interest-bearing demand deposits                   1,082,543     429,451
   Cash and cash equivalents                       1,137,897     789,198
Interest-bearing time deposits                        99,000      99,000
Investment securities
  Available for sale                               3,115,652   2,221,693
  Held to maturity                                 3,000,155   4,336,559
      Total investment securities                  6,115,807   6,558,252
Loans                                             29,563,296  27,079,584
  Allowance for loan losses                         (151,868)   (143,349)
      Net loans                                   29,411,428  26,936,235
Premises and equipment                               460,617     466,928
Federal Home Loan Bank stock                         283,200     269,000
Other assets                                         308,126     340,599

Total assets                                     $37,816,075 $35,459,212

Liabilities
  Deposits
   Noninterest bearing                           $   285,753 $   165,593
   Interest bearing                               28,811,931  30,558,460
   Total deposits                                 29,097,684  30,724,053
Federal Home Loan Bank borrowings                  2,600,000   2,000,000
Other liabilities                                    163,259     380,010
      Total liabilities                           31,860,943  33,104,063

Commitments and Contingent Liabilities

Stockholders' Equity
  Preferred stock, $.01 par value
    Authorized and unissued - 400,000 shares
  Common stock, $.01 par value
    Authorized - 1,600,000 shares
    Issued - 396,750
    Outstanding - 367,479                              3,968
  Paid-in-capital                                  3,614,922
  Retained earnings - substantially restricted     2,622,516   2,370,504
  Net unrealized gain (loss) on securities
  available for sale                                   6,437     (15,355)

  Less:
   Unearned employee stock ownership plan shares -
    29,271 shares                                   (292,711)
     Total stockholders' equity                    5,955,132   2,355,149

     Total liabilities and stockholders' equity  $37,816,075 $35,459,212

See notes to consolidated financial statements.

                                       (19)


                       Vermilion Bancorp, Inc.
                           and Subsidiary
                  Consolidated Statement of Income

Year Ended September 30                             1997        1996

Interest Income
  Loans                                         $2,324,161  $2,118,137
  Investment securities                            378,710     448,729
  Deposits with financial institutions             100,052      67,274
      Total interest income                      2,802,923   2,634,140

Interest Expense
  Deposits                                       1,617,919   1,670,717
  Federal Home Loan Bank borrowings                122,927     107,113
  Total interest expense                         1,740,846   1,777,830


Net Interest Income                              1,062,077     856,310
  Provision for loan losses                         17,000      80,000

Net Interest Income After Provision for
Loan Losses                                      1,045,077     776,310


Noninterest Income
  Loan fees                                            216      11,551
  Net realized gains on sales of
    available-for-sale securities                      938
  Other income                                      40,387      33,343
       Total noninterest income                     41,541      44,894

Noninterest Expenses
  Salaries and employee benefits                   380,308     275,741
  Net occupancy and equipment expenses              83,216      96,895
  Data processing fees                              44,668      40,568
  Deposit insurance expense                         14,901     277,093
  Printing and office supplies                      15,954      15,710
  Legal and professional fees                       42,346      36,569
  Advertising and promotion                         12,370      28,525
  Director and committee fees                       49,360      41,107
  Other expenses                                   117,944      77,281
       Total noninterest expenses                  761,067     889,489

Income (Loss) Before Income Tax                    325,551     (68,285)
  Income tax expense                                73,539       2,883

Net Income (Loss)                                 $252,012    $(71,168)

See notes to consolidated financial statements.



                                    (20)


                              Vermilion Bancorp, Inc. and Subsidiary

                     Consolidated Statement of Changes in Stockholders' Equity



                                                                          Net       Unearned
                                                                       Unrealized   Employee
                                  Common Stock                             Gain       Stock
                                                                        (Loss) on   Ownership
                                                                        Securities     Plan
                                Shares              Paid-in   Retained  Available     Shares
                              Outstanding  Amount   Capital   Earnings   for Sale                  Total

Balance, October 1, 1995                                     $2,441,672  $    737               $2,442,409
 Net loss for 1996                                              (71,168)                           (71,168)
 Net  change  in unrealized
  gain (loss) on securities
  available for sale                                                      (16,092)                 (16,092)

Balance, September 30, 1996                                   2,370,504   (15,355)               2,355,149
 Issuance of common stock       396,750    $3,968 $3,609,455                                     3,613,423
 Employee Stock Ownership
  Plan shares acquired          (31,740)                                            $(317,400     (317,400)
 Employee Stock Ownership
  Plan shares allocated           2,469                5,467                           24,689       30,156
 Net income for 1997                                            252,012                            252,012
Net  change  in unrealized
 gain (loss) on securities
 available for sale                                                        21,792                   21,792

Balance, September 30, 1997     367,479    $3,968 $3,614,922 $2,622,516  $  6,437   $(292,711)  $5,955,132

See notes to consolidated financial statements.

                                                               (21)


                       Vermilion Bancorp, Inc
                            and Subsidiary
                Consolidated Statement of Cash Flows

Year Ended September 30                               1997       1996

Operating Activities
 Net income (loss)                                $  252,012 $    (71,168)
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Provision for loan losses                           17,000       80,000
  Investment securities gains                           (938)
  Deferred income tax                                 55,059      (41,577)
  Investment securities amortization, net             11,838       11,049
  Depreciation                                        26,139       33,594
  Compensation expense related to ESOP                30,156
  Change in
   Other assets                                      (30,986)       7,250
   Other liabilities                                (216,751)     177,022
   Net cash provided by operating activities         143,529      196,170

Investing Activities
 Purchases of securities available for sale       (2,044,483)    (550,000)
 Proceeds from maturities of securities available
  for sale                                           900,000    1,394,257
 Proceeds from sales of securities available for
  sale                                               250,938
 Purchases of securities held to maturity           (150,000)
 Proceeds from maturities of securities held to
  maturity                                          1,505,282     867,113
 Net change in loans                               (2,492,193) (3,062,278)
 Purchases of premises and equipment                  (19,828)     (5,271)
 Purchase of Federal Home Loan Bank stock             (14,200)    (14,000)
   Net cash used by investing activities           (2,064,484) (1,370,179)

Financing Activities
 Net change in deposits                            (1,626,369)   (607,385)
 Proceeds of Federal Home Loan Bank borrowings        600,000   2,000,000
 Issuance of common stock, net of offering costs    3,613,423
 Purchase of common stock for ESOP                   (317,400)
   Net cash provided by financing activities        2,269,654   1,392,615

Net Change in Cash and Cash Equivalents               348,699     218,606
Cash and Cash Equivalents, Beginning of Year          789,198     570,592

Cash and Cash Equivalents, End of Year             $1,137,897    $789,198

Additional Cash Flows Information
 Interest paid                                     $1,735,675  $1,770,178
 Income tax paid                                       27,000      17,205

See notes to consolidated financial statements.


                                    (22)



                     Vermilion Bancorp, Inc.
                         and Subsidiary

           Notes to Consolidated Financial Statements


  Nature  of  Operations  and Summary of  Significant  Accounting
  Policies

The accounting and reporting policies of Vermilion Bancorp, Inc. (the "Company") and its wholly owned subsidiary, American Savings Bank of Danville (the "Bank"), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The Bank has a wholly owned subsidiary, GBW Service Corporation, whose principal activity is servicing contract sales of real estate. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a savings and loan holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a state thrift charter and provides full banking services. As a state-chartered thrift, the Bank is subject to regulation by the State of Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Danville and the immediately surrounding communities. The Bank's loans are generally secured by specific items of collateral including real property and consumer assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in the Danville area.

Consolidation - The consolidated financial statements include the accounts of the Company and the Bank after elimination of all material intercompany transactions and accounts.

Investment Securities - Debt securities are classified as held to maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale.
Securities available for sale are carried at fair value with unrealized gains and losses reported separately in stockholders' equity, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.


                             (23)


Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, and the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimated that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of September 30, 1997, the allowance for loan losses and the valuation of real estate are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods based on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank
("FHLB") system. The required investment in the common stock is based on a predetermined formula.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Employee Stock Ownership Plan
The Company accounts for its employee stock ownership plan (ESOP) in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants are presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on allocated ESOP shares will be recorded as a reduction of retained earnings, dividends on unallocated ESOP shares will be reflected as a reduction of debt.

Shares   are  considered  outstanding  for  earnings  per   share
calculations when they are committed to be released;  unallocated shares are not considered outstanding.


                              (24)


Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Earnings per share will be computed based upon the weighted average common and common equivalent shares outstanding for periods subsequent to the Bank's conversion to a stock savings bank on March 25, 1997. Earnings per share for 1997 are not meaningful.

Reclassifications  of  certain amounts in the  1996  consolidated financial  statements  have been made  to  conform  to  the  1997 presentation.

Conversion to Stock Ownership
On March 25, 1997, the Bank consummated its conversion from a state chartered mutual savings bank to a state chartered stock savings bank pursuant to the Bank's Plan of Conversion. Concurrent with the formation of the Company, the Company acquired 100% of the stock of the Bank and issued 396,750 shares of Company common stock, with $.01 par value, at $10.00 per share. Net proceeds of the Company's stock issuance, after costs and Employee Stock Ownership Plan shares, were approximately $3,296,000.

The acquisition of the Bank by the Company is being accounted for in a manner similar to "pooling-of-interests" under generally accepted accounting principles. The application of the pooling-of-interests method records the assets and liabilities of the merged companies on a historical cost basis with no goodwill or other intangible assets being recorded.


  Investment Securities


                                                  1997
                                            Gross       Gross
                               Amortized  Unrealized  Unrealized    Fair
September 30                     Cost       Gains       Losses     Value

Available for sale
 U.S. Treasury                $1,741,182   $17,508               $1,758,690
 Federal agencies              1,364,750     1,529     $ (9,317)  1,356,962
  Total available for sale     3,105,932    19,037       (9,317)  3,115,652

Held to maturity
 State and municipal             362,153     6,390                  368,543
 Mortgage-backed securities    2,638,002    55,830       (5,271)  2,688,561

  Total held to maturity       3,000,155    62,220       (5,271)  3,057,104

  Total investment securities $6,106,087   $81,257     $(14,588) $6,172,756


                                      (25)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


                                               1996
                                           Gross       Gross
                              Amortized  Unrealized  Unrealized    Fair
September 30                    Cost       Gains      Losses      Value

Available for sale
 U.S. Treasury               $  250,000   $  3,250               $
 Federal agencies             1,992,166      5,025   $(28,748)    1,968,443
  Total available for sale    2,242,166      8,275    (28,748)    2,221,693

Held to maturity
 Federal agencies               499,798                  (928)      498,870
 State and municipal            361,177                (6,759)      354,418
 Mortgage-backed securities   3,475,584     30,440    (32,713)    3,473,311
  Total held to maturity      4,336,559     30,440    (40,400)    4,326,599

 Total investment securities $6,578,725    $38,715   $(69,148)   $6,548,292


The amortized cost and fair value of securities available for sale and held to maturity at September 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              Available for Sale      Held to Maturity
                              Amortized   Fair       Amortized    Fair
                                Cost      Value        Cost       Value
One to five years            $3,105,932 $3,115,652
Five to ten years                                  $  362,153  $  368,543
                              3,105,932  3,115,652    362,153     368,543
Mortgage-backed securities                          2,638,002   2,688,561

    Totals                   $3,105,932 $3,115,652 $3,000,155  $3,057,104


There were no pledged securities at September 30, 1997 or 1996.

Proceeds from the sale of securities available for sale during 1997 were $250,938. A gross gain of $938 was realized on the sale. There were no sales of securities during 1996.

On December 31, 1995, the Bank transferred certain securities from held to maturity to available for sale in accordance with a transition reclassification allowed by the Financial Accounting Standards Board. Such securities had a carrying value of $1,600,000 and a fair value of $1,592,598.


                             (26)


Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


  Loans and Allowance

September 30                                        1997         1996
Real estate mortgage loans
 One-to-four family                             $24,835,129  $21,418,924
 Multi-family                                     1,083,000    1,236,140
Commercial real estate loans                      1,090,000      780,848
Real estate sold on contract                        300,000      373,846
Real estate construction loans                      116,000      341,793
Commercial business loans                           480,000      334,376
Consumer loans                                    1,567,878    2,581,152
   Total loans                                   29,472,007   27,067,079
Plus
Deferred loan costs                                  73,418       38,121
Less
  Undisbursed portion of loans                      (17,871)     (25,376)
  Unearned interest                                                 (240)

                                                $29,563,296  $27,079,584

Allowance for loan losses
 Balances, October 1                               $143,349     $ 74,190
 Provision for losses                                17,000       80,000
 Recoveries on loans                                  1,469        1,296
 Loans charged off                                   (9,950)     (12,137)

 Balances, September 30                            $151,868     $143,349


The Company adopted SFAS No. 114 and No. 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures on October 1, 1995. The Company's loan portfolio consists primarily of smaller balance, homogeneous loans which are principally one-to-four family residential loans. The Company did not have any loans it considered impaired at September 30, 1997 and 1996 or during the years then ended.


                              (27)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


  Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances totaled approximately $327,000 and $432,000 at September
30, 1997 and 1996.


  Premises and Equipment

September 30                                        1997      1996

Land                                              $209,431    $209,431
Office building                                    574,192     568,593
Furniture and fixtures                             306,357     292,129
   Total cost                                    1,089,980   1,070,153
Accumulated depreciation                          (629,363)   (603,225)

   Net                                            $460,617    $466,928


  Other Assets and Other Liabilities

September 30                                        1997      1996
Other assets
 Interest receivable                               $172,377  $147,719
 Cash value of  life insurance annuity               51,037    53,284
 Deferred income tax asset                           37,045    97,963
 Prepaid expenses and other                          47,667    41,633

   Total                                           $308,126  $340,599

Other liabilities
 Interest payable on deposits                      $ 20,083  $ 17,917
 Interest payable on borrowings                      12,722     9,717
 Deferred compensation payable                       84,831    79,831
 Federal income tax payable                          21,709    30,229
 SAIF Assessment                                              207,307
 Other                                               23,914    35,009

   Total                                           $163,259  $380,010


                                (28)



Vermilion Bancorp, Inc
and Subsidiary
Notes to Consolidated Financial Statements


  Deposits


September 30                                        1997         1996

Demand deposits                                 $ 1,680,835 $  1,619,923
Savings and retirement accounts                   5,067,584    5,350,222
Certificates of deposit of $100,000 or more       2,863,566    2,775,000
Other certificates of deposit                    19,485,699   20,978,908

   Total deposits                               $29,097,684  $30,724,053


Certificates maturing in years ending September 30:
                                                      1998   $14,406,148
                                                      1999     6,668,289
                                                      2000       636,646
                                                      2001       442,449
                                                      2002       195,733

                                                             $22,349,265


  Federal Home Loan Bank Borrowings

September 30                                        1997         1996

Federal Home Loan Bank advances:
 At 6.02%; due October, 1997                      $  500,000  $  500,000
At 5.98%; due October, 1997                          500,000     500,000
At 5.66%; due November, 1997                       1,000,000   1,000,000
At 6.01%; due August, 1998                           600,000

Total FHLB borrowings                             $2,600,000  $2,000,000


The terms of security agreements with the FHLB require the Bank to pledge as collateral for the advances qualifying first mortgage loans in an amount equal to at least 167 percent of the advances and all stock in the FHLB.


                              (29)




Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


  Income Tax

Year Ended September 30                             1997      1996
Income tax expense
 Current federal                                   $18,480   $44,460
 Deferred federal                                   55,059   (41,577)

Total income tax expense                           $73,539    $2,883

Reconciliation of federal statutory
to actual tax expense
 Federal statutory income tax at 34%              $110,687  $(23,217)
 Tax exempt interest                                (6,068)   (5,048)
 Graduated tax rates                               (27,985)    7,467
 Change in tax rate applicable to deferred taxes              18,404
 Other                                              (3,095)    5,277

Actual tax expense                                $ 73,539  $  2,883


A  cumulative net deferred tax asset is included in other assets.
The components are as follows:

September 30                                        1997      1996
Differences in depreciation methods               $  1,295  $  (530)
Differences in accounting for loan losses           34,538   32,408
Deferred compensation                               21,208   19,958
Unrealized (gain) loss on securities available
 for sale                                             (741)   5,118
Deferred loan costs                                (18,355)  (9,530)
SAIF assessment                                              51,439
Other                                                 (900)    (900)

                                                  $ 37,045  $97,963

Assets                                            $ 57,041 $108,923
Liabilities                                        (19,996) (10,960)

                                                  $ 37,045  $97,963


                              (30)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


There was no state income tax expense for 1997 or 1996.

Retained earnings at September 30, 1997 and 1996, include approximately $995,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of September 30, 1988, for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income tax liability on the above amounts was approximately $338,300 at September 30, 1997 and 1996.

  Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk as of September 30 were as follows:

                                                    1997      1996

Mortgage loan commitments at fixed rates          $254,000  $576,000
Construction, home improvement and other loan
commitments at fixed rates                         324,000   606,000
Standby letters of credit                           23,000    23,000


At September 30, 1997, mortgage loan commitments have terms up to 30 days and rates ranging from 7.25% to 7.625% while construction and home improvement loan commitments have terms up to six months and rates ranging from 8.25% to 10.0%.

At September 30, 1996, mortgage loan commitments have terms up to 30 days and rates ranging from 7.25% to 9.00%. Construction and home improvement loan commitments have terms up to 6 months and rates ranging from 9.50% to 10.50%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.



                            (31)




Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

On December 30, 1992, a former employee filed a lawsuit against the Bank which involves various accusations. A summary judgement has been issued by the court in favor of the Bank on each count. The employee has appealed several of the judgements. Based on the current status of the litigation, the Bank's attorneys have advised that, while they are unable to express an opinion as to the ultimate disposition of the claim, they believe that it is unlikely that the former employee will prevail. No accrual for loss from this action has been recognized in the accompanying financial statements.

In addition, the Company and Bank are also subject to other claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


  Restriction on Dividends

The Company is regulated by the Federal Reserve Board which has enforcement powers over bank holding companies to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to prescribe the payments of dividends by bank holding companies.

In addition, Delaware general corporate law would allow the Company to pay dividends only out of its surplus or, if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Without prior approval of the State of Illinois law Office of Banks and Real Estate, the Bank is restricted by regulation as to the maximum amount of dividends it may pay in any fiscal year to 50 percent of its net profits for that year. In addition, the Bank is unable to pay dividends in an amount which would reduce its capital below the greater of (i) the amount required by the FDIC or (ii) the amount required by the Bank's liquidation account. The FDIC and the Commissioner also have the authority to prohibit the payment of any dividends by the Bank if they determine that the distribution would constitute an unsafe or unsound practice.

At the time of conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $2,439,000.



                          (32)




Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


  Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

At September 30, 1997, the management of the Bank believes that it meets all capital adequacy requirements to which it is subject. The most recent notification from the regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed this categorization.

The Bank's actual and required capital amounts (in thousands) and ratios are as follows:


                                          1997
                                                 Required for         To Be Well
                                   Actual      Adequate Capital1    Capitalized1
September 30                   Amount   Ratio   Amount     Ratio    Amount    Ratio
Total risk-based capital 1
(to risk-weighted assets)   $5,198,000  27.3% $1,522,000   8.0%   $1,903,000   10.0%
Tier 1 capital 1 (to risk-
weighted-assets)             5,046,000  26.5%    761,000   4.0%    1,142,000    6.0%
Tier 1 capital 1 (to
adjusted total assets)       5,046,000  13.5%  1,497,000   4.0%    1,871,000    5.0%

1  As defined by regulatory agencies

On September 30, 1996, legislation was enacted to recapitalize the Federal Deposit Insurance Corporation's Savings Association Insurance Fund ("SAIF") as well as to provide regulatory relief to SAIF insured institutions. As a result of this legislation, a special assessment was levied on all SAIF assessable deposits outstanding on March 31, 1995, at a rate of approximately .657 percent of deposits. Accordingly, the Bank recorded an expense related to this special assessment of approximately $155,000 net of taxes, on the date of enactment.



                                (33)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


  Benefit Plans

The Bank has a retirement savings Section 401(k) plan in which substantially all employees may participate. Prior to its conversion in March 1997, the Bank contributed three percent of base salary for each participant. In addition, the Bank matched 100 percent of the first four percent of employees' base salary contributions and 50 percent of the next 4 percent of base salary contributed by the participants. Upon formation of the Bank's ESOP, it suspended payments to the Bank's 401(k) plan. The Bank's expense for the plan was approximately $8,900 for 1997 and $19,000 for 1996.

The Bank also has a deferred compensation plan for directors whereby participating directors can elect to defer directors' fees in return for inclusion in a deferred compensation plan which pays benefits to such participating directors upon retirement or death. The Bank purchased a deferred annuity, which is included in other assets, to fund the deferred compensation plan benefits; however, this annuity is not restricted for that purpose. A deferred compensation liability has been calculated and recorded in other liabilities, which represents the present value of future benefits to be paid at retirement for each participating director. Deferred compensation plan expense included in the financial statements was $13,000 for both 1997 and 1996.

In connection with the conversion, the Bank established an employee stock ownership plan ("ESOP") for the benefit of substantially all employees. The ESOP borrowed $317,400 from the Company and used those funds to acquire 31,740 shares of the Company's stock at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal repayments made by the ESOP on the loan from the Company. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earning on
ESOP assets. Dividends on unallocated ESOP shares will be applied to reduce the loan. Principal payments are scheduled to occur in even annual amounts over a seven year period. However, in the event Bank contributions exceed the minimum debt service requirements, additional principal payments will be made.

During 1997, 2,469 shares of stock with an average fair value of $12.21 per share were committed to be released, resulting in ESOP compensation expense of $30,156. Shares held by the ESOP at September 30 are as follows:

                                                              1997

Allocated shares                                             2,469
Unallocated shares                                          29,271

Total ESOP shares                                           31,740

Fair value of unallocated shares at September 30          $436,425



                               (34)




Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


  Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Interest-Bearing Time Deposits - The fair value of interest-bearing time deposits approximates carrying value.

Investment Securities - Fair values are based on quoted market prices.

Loans - For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flows analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest   Receivable/Payable  -  The  fair  values  of  interest
receivable/payable approximate carrying values.

Federal Home Loan Bank Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Cash  Surrender  Value  of Life Insurance   Fair  value  of  life
insurance is based on cash values quoted by the insurance underwriter.

Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Federal  Home  Loan  Bank Borrowings - The fair  value  of  these
borrowings   are   estimated  using  a   discounted   cash   flow
calculation, based on current rates for similar debt.

Off-Balance Sheet Commitments - Commitments include commitments to originate mortgage loans and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The Bank currently does not charge a commitment fee; accordingly, no value has been assigned to the Bank's commitments to extend credit.



                          (35)




Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


The estimated fair values of the Company's financial instruments are as follows:

                                     1997                1996
September 30                  Carrying    Fair       Carrying    Fair
                               Amount     Value       Amount     Value
Assets
Cash and cash equivalents   $1,137,897  $1,137,897    $789,189    $789,189
Interest-bearing time
 deposit                        99,000      99,000      99,000      99,000
Investme securities
 available for sale          3,115,652   3,115,652   2,221,693   2,221,693
Investment securities
 held to maturity            3,000,155   3,057,104   4,336,559   4,326,599
Loans, net                  29,411,428  31,965,000  26,936,235  27,000,354
Interest receivable            172,377     172,377     147,719     147,719
Federal Home Loan Bank stock   283,200     283,200     269,000     269,000
Cash  surrender value of life
 insurance                      51,037      51,037      53,284      53,284

Liabilities
Deposits                    29,097,684  29,037,000  30,724,053  30,852,791
FHLB borrowings              2,600,000   2,599,000   2,000,000   1,991,610
Interest payable                32,805      32,805      27,634      27,634

Off-Balance Sheet Assets (liabilities)
Commitments to extend credit
Standby letters of credit



                                      (36)









                           DIRECTORS

Thomas B. Meyer                   Merrill G. Norton
Chairman of the Board of          President and Chief Executive
  the Company, Attorney in        Officer
Private Practice                    of the Company, Director

Carl W. Busby                     Dr. Robert L. Ewbank.
Director, President of Busby      Director, Medical consultant,
Farms, Inc. and Busby Land and    retired oral and maxillofacial
Auction Co., Inc.                 surgeon

William T. Ingram
Secretary   and   Director   the
Company,    Area    Businessman,
operator      of      Automobile
Diagnostics, Quick Air  Freight,
Ingram's  Quicklube and Ingram's
Apartments.




                       EXECUTIVE OFFICER


Merrill G. Norton
President and Chief Executive
Officer of the Company

BANKING LOCATION

714 North Vermilion Street, Danville, Illinois 61832
                     STOCKHOLDER INFORMATION


      Vermilion Bancorp, Inc. is a Delaware-incorporated bank holding company conducting business through its wholly-owned subsidiary, American Savings Bank (the "Bank"). The Bank is an Illinois-chartered, SAIF-insured stock savings bank operating through its office located in Danville, Illinois.

TRANSFER AGENT/REGISTRAR:

American Securities Transfer and Trust
938 Quail Street
Lakewood, Colorado 80215
(800) 962-4284


STOCKHOLDER REQUESTS:

      Requests for annual reports, quarterly reports and related stockholder literature should be directed to Merrill G. Norton, President and Chief Executive Officer, Vermilion Bancorp, Inc.,
714 North Vermilion Street, Danville, Illinois 61832.

       Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Registrar and Transfer Company.

MARKET PRICES AND DIVIDENDS:

     The Company's shares are listed on the National Daily Quotation
Service "pink sheets" published by the National Quotation Bureau, Inc.
At December 12, 1997, the Company had 128 stockholders of record. The number of shares of common stock outstanding as of December 12, 1997 was 396,750 The table below sets forth the range of high and low bid information for the common stock for each quarter as well as dividends paid since
March 25, 1997 the date of the Bank's conversion from the mutual form of ownership to the stock form of ownership.

                            Quotations

                                             Dividend Amount
  Quarter Ended         High Bid   Low Bid      Per Share


March 31, 1997           12.50      12.375        --
June 30, 1997            12.25      11.75         --
September 30, 1997       13.75      12.00         --