Form 10KSB40, Exhibit 13
period 1998-09-30
VERMILION BANCORP INC
filed 1998-12-24
CIK 1027820

VERMILION BANCORP, INC.




                       1998 ANNUAL REPORT

                        TO STOCKHOLDERS

                       TABLE OF CONTENTS

                                                             Page

President's Letter to Stockholders                             2

Selected Consolidated Financial and Other Data                 3

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                    5

Independent Auditors' Report                                  22

Consolidated Balance Sheet                                    23

Consolidated Statements of Income                             24

Consolidated Statements of Stockholders' Equity               25

Consolidated Statements of Cash Flows                         26

Notes to Consolidated Financial Statements                    27

Directors and Executive Officers                              44

Banking Locations and Stockholder Information                 45

Market Prices and Dividends                                   46





















Dear Stockholders:


Vermilion Bancorp, Inc. completed its first full year of operations with many positive advances.

In our susidiary, American Savings Bank of Danville, net loan growth of over
4.8 million dollars created a 16 percent increase in total loans over the prior year. our lending remains heavily concentrated in single family homes but we achieved over 50 percent growth in our combined consumer, construction and commercial loan portfolios.

American's first branch facility was substantially completed at September 30, 1998 and opened on November 9, 1998. This expansion will continue American's growth as a strong community bank.

Vermilion had a net profit of sixty-six cents per share after the cost of the Management Recognition Plan approved in April 1998. We view this commitment as long term investment in our employees which will benefit stockholders.

The officers and directors of Vermilion Bancorp, Inc. continue to investigate growth opportunities which will enhance earnings and stockholder value.

I continue to look forward to the future development of Vermilion Bancorp, Inc. and will strive to improve market recognition of the true value of this business.

Thank you for letting me lead your business.


                                Sincerely,




                                Merrill G. Norton
                                President and Chief
                                Executive Officer




                              (2)



         SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and Related Notes, appearing elsewhere herein.

                                                At September 30,
                                    1998     1997     1996     1995     1994
                                          (Dollars in Thousands)
Selected Financial Condition
Data:
 Total assets                      $43,216  $37,816  $35,459  $33,977  $33,198
 Cash and cash equivalents           1,742    1,138      789      571      699
 Interest-bearing time
                  deposits              20       99       99       99      694
 Securities(1)
  Available for sale                 2,785    3,116    2,222    1,486       --
  Held to maturity                   2,312    3,000    4,337    6,816    9,205
 Loans, net                         34,226   29,411   26,936   23,954   21,627
 Premises and equipment              1,356      461      467      495      468
 Federal Home Loan Bank of
     Chicago stock, at cost            350      283      269      255      236
 Deposits                           30,044   29,098   30,724   31,331   30,698
 Federal Home Loan Bank advances     6,400    2,600    2,000       --       --
 Total equity capital                6,321    5,955    2,355    2,442    2,341
 Full service offices                    1        1        1        1        1


                                              Year Ended September 30,

                                     1998     1997     1996     1995     1994
                                              (In Thousands)
Selected Operating Data:
  Total interest income             $ 3,070  $ 2,803  $ 2,634  $ 2,375  $ 2,279
  Total interest expense              1,818    1,741    1,778    1,588    1,355
    Net interest income               1,252    1,062      856      787      924
  Provision for losses on loans          75       17       80       13      105
  Net interest income after
  provision for losses on loans       1,177    1,045      776      774      819
  Non-interest income                    55       42       45       51       49
  Non-interest expense                  843      761      889(2)   710      700
  Income (loss) before taxes            389      326      (68)     115      168
  Provision for income taxes            144       74        3       15       13
  Net income (loss)                     244      252      (71)     100      155
  Net income per share                  .66      N/A      N/A      N/A      N/A
  Book value per share                17.04    16.21      N/A      N/A      N/A
  Dividends per share               $  0.00     0.00      N/A      N/A      N/A

(1) The  Bank  adopted the provisions set forth in  Statement  of
    Financial  Accounting Standards No. 115 on October  1,  1994,
    which   requires  entities  to  carry  securities  that   are





                                    (3)





    available for sale at their market value while continuing to carry securities that are held to maturity at their amortized cost. See Note 1 to the Consolidated Financial Statements.
(2) Includes a special assessment of $206,000 to recapitalize the Savings Association Insurance Fund ("SAIF").







                                      At or For the Year Ended September 30,

                                       1998    1997     1996     1995    1994

Other Data:
  Profitability:
    Return on average assets           .060%   0.67% (0.20)%(4)  0.29%   0.46%
    Return on average equity           3.99    5.07   (2.89)(4)  4.18    6.86
    Interest rate spread for
                 period(1)             2.48    2.20    2.17      2.11    2.59
    Net interest margin(2)             3.18    2.92    2.48      2.39    2.83
    Non-interest expenses to
                average assets         2.07    2.03    2.49      2.08    2.13
    Average interest-earning assets
    to average interest bearing
                        liabilities  114.98  115.18  106.05    104.04  104.78
  Capital Ratios:
    Average equity to average assets  15.07   13.26    6.90      7.02    6.76
  Asset Quality:
    Non-performing assets to total
    assets(3)                          0.90    1.28    0.93      0.64   0.26
    Net chargeoffs (recoveries) to
    average loans                      0.24    0.03    0.04      0.03   0.76
    Allowance for loan losses to
    total loans                        0.45    0.52    0.53      0.31   0.29
    Allowance for loan losses to
    non-performing loans              50.99   31.34   43.60     34.26  73.26


Capital Ratios of the Bank(5)
Tier 1 risk-based capital ratio       22.40   26.50   14.45     14.59  15.98
Total risk-based capital ratio        23.00   27.30   15.33     15.03  16.44
Tier 1 leverage capital ratio         12.40%  13.50%   6.61%     7.11%  6.92%


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





              MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Vermilion Bancorp, Inc. (the "Company") is the holding company for American Savings Bank of Danville(the "Bank"). The operating results of the Company depend upon the operating results of the Bank. The results of the Bank are primarily dependent upon its net interest income, which is determined by the difference between interest income on interest-earning assets, which consist
principally   of   loans,   investment   securities   and   other
investments,    and    interest   expense   on   interest-bearing
liabilities,  which consist principally of deposits and  borrowed
money.   The Bank's net income also is affected by its  provision
for loan losses, as well as the level of its other income, including loan fees and service charges and miscellaneous items, and its other expenses, including compensation and other employee benefits, premises and occupancy costs, federal deposit insurance premiums, data processing expense, net loss on real estate owned and other miscellaneous expenses, and income taxes.

    On March 25, 1997, the Bank completed its conversion from the mutual to the stock form (the "Conversion") and was acquired by the Company. In the Conversion, the Company issued 396,750 shares of common stock, which resulted in net proceeds to the Company, after costs and employee stock ownership plan shares, of approximately $3.3 million.

      In addition to historical information, forward-looking statements are contained herein that are subject to risks and




                            (5)




uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates), the impact of competition for the Company's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company has no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 1999 and any Current Reports on Form 8-K filed by the Company.




Changes in Financial Condition


     General. Total assets of the Bank increased by $5.4 million, or 14.3%, to $43.2 million at September 30, 1998 from $37.8 million at September 30, 1997. The increase in total assets during 1998 was due primarily to a $4.8 million increase in net loans, an increase of $896,000 in premises and equipment, and a $604,000 increase in cash and cash equivalents, partially offset by a $1.02 million reduction in total investment securities.

     Cash and cash equivalents. Cash and cash equivalents, which consist of cash and due from banks and interest-bearing demand deposits at other institutions, increased by $604,000, or 53.1%, to $1.7 million at September 30, 1998 compared to $1.1 million at September 30, 1997. The increase in cash and cash equivalents in fiscal 1998 was primarily the result of proceeds from maturing investment securities.
At September 30, 1998, cash and cash equivalents amounted to 4.0% of the Company's total assets. Cash and cash equivalents may be utilized to fund deposit withdrawals or as a source of funds for new loan originations or for the purchase of investment or mortgage-backed securities.




                              (6)



     Net Loans. The Company's net loans amount to $34.2 million at September 30, 1998, a $4.8 million, or a 16.4% increase over net loans at September 30, 1997. Such increase was due primarily to originations of residential mortgage loans.

     Investment securities. The Company's investment securities amounted to $5.1 million at September 30, 1998 compared to $6.1 million at September 30, 1997. The decrease in investment securities was the result of a $688,000 decrease in investment securities held to maturity and a $331,000 decrease in investments available for sale.

     Deposits. The Company's total deposits amounted to $30.0 million at September 30, 1998 compared to $29.1 million at September 30, 1997. During 1998, the Company's total deposits increased by $947,000, or 3.3%.

     Federal Home Loan Bank Advances. The Company's total advances from the FHLB of Chicago amounted to $6.4 million at September 30, 1998, compared to $2.6 million at September 30, 1997, an increase of 246.2%. The proceeds of these advances were used to fund growth in the Company's loan portfolio during 1998.









                                 (7)





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



                                     At
                                 Sept. 30
                                   1998     Year Ended September 30, 1998
                                             (Dollar in Thousands)
                                   Yield/   Average                Yield/
                                    Rate    Balance    Interest     Rate

Interest-earning assets:
  Loans, net(1)                     7.92%   $32,128    $ 2,624      8.17%
     Interest-bearing deposits
     with financial institutions    4.38      2,030         87      4.29
     Investment Securities(2)       5.67      2,115        132      6.24
     Mortgage-backed securities     7.15      3,120        227      7.28

   Total interest-earning assets    7.48     39,393      3,070      7.79

     Non-interest-earning assets              1,251

   Total assets                             $40,644
Interest-bearing liabilities:
     Deposits:
     Now                            0.79      1,229         10      0.81
     Money market investment        3.59        856         33      3.86
     Savings and retirement         4.33      5,119        238      4.65
     Certificates                   5.62     22,238      1,282      5.76
      Total deposits                5.09     29,442      1,563      5.31
     FHLB advances                  5.14      4,820        255      5.29

Total interest-bearing liabilities  5.10     34,262      1,818      5.31

Non-interest bearing liabilities                257

      Total liabilities                      34,519

Equity capital                                6,125
      Total liabilities and
            equity capital                  $40,644
Net interest income; interest
                rate spread(3)      2.38               $ 1,252      2.48
Net interest margin(4)                                              3.18
Ratio of interest-earning
assets to average interest-
bearing liabilities               114.33%                         114.98%




                                  (8)


                                   Year Ended September 30, 1997
                                    (Dollar in Thousands)
                                   Average                Yield/
                                   Balance    Interest     Rate

Interest-earning assets:
  Loans, net(1)                    $28,290    $ 2,324      8.24%
     Interest-bearing deposits
     with financial institutions     2,252        100      4.44
     Investment Securities(2)        2,477        149      6.02
     Mortgage-backed securities      3,564        230      6.48

   Total interest-earning assets    36,583      2,803      7.68

     Non-interest-earning assets       926

   Total assets                     37,509
Interest-bearing liabilities:
     Deposits:
     Now                               471          8      1.70
     Money market investment         1,016         32      3.15
     Savings and retirement          5,304        263      4.96
     Certificates                   22,820      1,315      5.76
      Total deposits                29,611      1,618      5.32
     FHLB advances                   2,150        123      5.88

Total interest-bearing liabilities  31,761      1,741      5.48

Non-interest bearing liabilities       776

      Total liabilities             32,537

Equity capital                       4,972
      Total liabilities and
            equity capital         $37,509
Net interest income; interest
                rate spread(3)                $ 1,062      2.20
Net interest margin(4)                                     2.92
Ratio of interest-earning
assets to average interest-
bearing liabilities                116.95%               115.18%





                                         (9)



                                      Year Ended September 30, 1996
                                         Average            Yield/
                                         Balance  Interest   Rate

Interest-earning assets:
  Loans, net(1)                         $25,869   $ 2,118    8.19%
    Interest-bearing deposits with
       financial institutions             1,330        67    5.04
    Investment Securities(2)              3,531       204    5.78
    Mortgage-backed securities            3,811       245    6.43

  Total interest-earning assets          34,541     2,634    7.63

    Non-interest-earning assets           1,117

  Total assets                          $35,658
Interest-bearing liabilities:
    Deposits:
    NOW accounts                        $   469   $    10    2.13
    Money market investment               1,355        38    2.80
    Savings and retirement                5,161       236    4.57
    Certificates                         23,672     1,387    5.86

      Total deposits                     30,657     1,671    5.45

    FHLB advances                         1,917       107    5.58

  Total interest-bearing liabilities     32,574     1,778    5.46

Non-interest bearing liabilities            624

  Total liabilities                      33,198

Equity capital                            2,460

  Total liabilities and equity capital  $35,658
Net interest income; interest
                        rate spread(3)            $   856    2.17%
Net interest margin(4)                                       2.48%
Ratio of interest-earning
assets to average interest-
  bearing liabilities                                      106.05%





(1) Includes loans on which the Bank has discontinued accruing interest.

(2) Includes securities available for sale and held to maturity and excludes mortgage-backed securities. The average balance of securities available for sale is computed based on the average of the historical amoratized cost balances without the effects of the fair value adjustment.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.

(4) Net interest margin is net interest income divided by average interest-earning assets.



                                  (10)




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


                                      Year Ended September 30,
                                          1998 vs 1997
                                         Increase
                                        (Decrease)         Total
                                          Due To          Increase
                                     Rate      Volume     Decrease
                                          (In Thousands)
Interest-earning assets:
  Interest-bearing deposits with
           financial institutions  $  (3)      $ (10)      $ (13)
  Loans, net                         (20)        320         300
  Investment Securities                5         (22)        (17)
  Mortgage-backed securities          25         (28)         (3)

  Total change in interest income      7         260         267
Interest-bearing liabilities:
  Deposits:
    Now accounts                       1           1           2
    Money market investment            6          (5)          1
    Savings and retirement           (16)         (9)        (25)
    Certificates                      --         (33)        (33)
  FHLB advances                       (9)        141         132

  Total change in interest expense   (18)         95          77

Net change in net interest income  $  25       $ 165       $ 190




                               (11)






                                      Year Ended September 30,
                                          1997 vs 1996
                                         Increase
                                        (Decrease)         Total
                                          Due To          Increase
                                     Rate      Volume     Decrease
                                          (In Thousands)
Interest-earning assets:
  Interest-bearing deposits with
           financial institutions  $  (9)      $  42       $  33
  Loans, net                          13         193         206
  Investment Securities                9         (64)        (55)
  Mortgage-backed securities           2         (17)        (15)

  Total change in interest income     15         154         169
Interest-bearing liabilities:
  Deposits:
    Now accounts                      (2)         --          (2)
    Money market investment            5         (11)         (6)
    Savings and retirement            20           7          27
    Certificates                     (23)        (49)        (72)
  FHLB advances                        5          11          16

  Total change in interest expense     5         (42)        (37)

Net change in net interest income  $  10       $ 196       $ 206





Results of Operations

      Net Income. The Company reported net income of $244,000 and $252,000 during the years ended September 30, 1998 and 1997, respectively.
      Net Interest Income. Net interest income is determined by interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's average interest-rate spread was 2.48% and 2.20% during the years ended September 30, 1998 and 1997, respectively. The Bank's net interest margin (i.e., net interest income as a percentage of average interest-earning assets) was 3.18% and 2.92% during the years ended
September 30, 1998 and 1997 respectively.

    Net interest income increased by $190,000, or 17.9%, during the year ended September 30, 1998 to $1.3 million compared to $1.1 million for the year ended September 30, 1997. The primary reasons for this increase were a $300,000 increase in net interest income from loans, a $56,000 decrease in deposit interest expense offset by a $20,000 decrease in interest income from investment securities, a $13,000 decrease in interest income from deposits with financial institutions and an increase in interest expense from FHLB borrowings of $132,000.

    Interest Income. Total interest income increased by $267,000 or 9.5% in the year ended September 30, 1998. Interest income on loans amounted to $2.6 million in fiscal 1998 compared to $2.3 million in fiscal 1997. The





                                (12)





average balance of the Bank's total loans increased by $4.8 million, or 16.4%, in fiscal 1998 compared to fiscal 1997 and the average yield earned on loans decreased by 7 basis points (with 100 basis points being equal to 1.0%). Interest income on investment securities decreased by $20,000 or 5.3% in fiscal 1998 compared to fiscal 1997 due primarily to a $806,000 decrease in the average balance of investment and mortgage backed securities. Interest income on interest-bearing deposits decreased by $13,000, or 12.8%, in fiscal 1998 compared to fiscal 1997 due primarily to a $222,000 decrease in the average balance in interest-bearing deposits.

    Interest Expense. The primary component of interest expense during all periods presented is interest on deposits. Deposit interest expense decreased by $56,000, or 3.4%, during the year ended September 30, 1998 compared to the year ended September 30, 1997. The decrease was due primarily to a decrease in the average balance of certificares of deposit held by the institution from $22.8 million to $22.2 million and a decrease in the average rate on savings and retirement accounts of $185,000 4.96% to 4.65%.
Certificates of depost (including certificates of deposit of $100,000 or more) constituted 75.6% of the Bank's total deposits at September 30, 1998 compared to 76.8% at September 30, 1997. The average balance of the Bank's certificates decreased by $582,000 or 2.6% from fiscal year 1998 to 1997.

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

       The Bank's provisions for loan losses increased to $75,000 in fiscal 1998, compared to $17,000 in fiscal 1997. At September 30, 1998, the Bank's allowance for loan losses amounted to 51.0% of total non-performing loans and to 0.5% of total loans receivable.

       Non-interest Income. Non-interest income increased $13,000 or 31.2% for the year ended September 30, 1998 compared to the year ended September 30, 1997.

        Non-interest Expenses. Total non-interest expenses were $843,000 in the year ended September 30, 1998 which amounted to a $82,000 or 10.7% increase compared to the year ended September 30, 1997. The primary reason for the increase was due to the increase in legal and professional fees of $56,000, a $19,000 increase in director and committee fees and an $11,000 increase in data processing fees, offset by a $18,000 decrease in salary and employee benefits.



     Income Taxes. The Bank incurred income tax expense of $144,000 for the year ended September 30, 1998, as compared to $74,000 for fiscal 1997. The Company's effective tax rate amounted to 37.1% for fiscal 1998.





                                   (13)





Asset and Liability Management

       The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of September 30, 1998, the amount of the Bank's interest-bearing liabilities which were estimated to mature or reprice within one year exceeded the Bank's interest-earning assets with the same characteristics by $2.7 million or 6.19% of the Bank's total assets.

      The Bank's actions with respect to interest rate risk and its asset/ liability gap management are reviewed periodically by the Bank's Board of Directors. As part of the Board's review, it sets interest rate risk targets and reviews the Bank's current composition of assets and liabilities in light of the prevailing interest rate environment.

      The Bank has historically emphasized the origination of fixed-rate long-term residential real estate loans for retention in its portfolio. At September 30, 1998, $23.6 million or 81.2% of the Bank's total loan portfolio due one year or more after September 30, 1998, consisted of one-to-four-family fixed-rate long-term residential mortgage loans. Although the Bank anticipates that a substantial portion of its loan portfolio will continue to consist of fixed-rate long-term loans, the Bank has limited the term of such loans originated since 1983 to no more than 20 years with a substantial majority of such loans having a term of 15 years or less. The Bank has also attempted to mitigate the interest rate risk of holding a significant portion of fixed-rate loans in its portfolio through the origination of one-to-four family fixed-rate balloon loans with terms of one or three years.
At the end of a balloon loan's term, the entire balance is due. The borrower has the option of repaying the loan on the due date or, subject to satisfying the Bank's underwriting criteria, accepting the modified loan rate which is then offered by the Bank for such loans. In the latter case, the renewed loan is a new balloon loan with the same term as the initial balloon loan. The Bank has generally offered rates on such renewed loans at 1/4 of 1% to 1/2 of 1% higher than rates then offered on its new balloon residential real estate loans. Renewed balloon loans are amortized over the remaining life of the original amortization period. At September 30, 1998, $6.3 million or 18.4% of the Bank's total loan portfolio consisted of one-to-four family fixed-rate balloon loans.


      In addition, the Bank has also invested new funds or reinvested funds from maturing securities into shorter-term securities and variable-rate mortgage-backed securities in order to increase the interest-rate sensitivity





                                 (14)





of its assets. As of September 30, 1998, the Bank had $1.2 million of variable-rate mortgage-backed securities and had $2.9 million of investments in various and federal agency government securities with terms to maturity of less than five years. As of September 30, 1998, $2.8 million of the Bank's investment securities portfolio were classified as available for sale, which will permit the Bank to sell such securities if deemed appropriate in response to, among other things, changes in interest rates.

      The Bank's deposits have included a relatively high amount of certificates, which are generally higher costing and more interest-rate sensitive than "core" deposits. At September 30, 1998, $22.2 million, or 75.5% of the Bank's total deposits were comprised of certificates of deposit (including certificates of deposit of $100,000 or more) and $14.9 million, or 50.7% of the Banks total deposits consisted of certificates which are scheduled to mature within one year. Certificates generally are costlier and a more volatile source of funds than transaction accounts. In addition, certificates are more likely to be invested in other instruments than are transaction accounts. Notwithstanding the foregoing, management believes that most of its certificates will remain at the Bank upon maturity. The Bank does not accept brokered deposits.

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





                              (15)






       The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1998, which are anticipated by the Bank, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at September 30, 1998, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a six month period and subsequent selected time intervals.

                                                   More Than
                      Within  Six to  More Than    Three Years  Over
                      six     Twelve  One Year to  to five      Five
                      Months  Months  Three Years    Years      Years   Total

                               (Dollars in Thousands)

Interest-earning
           assets:
  Investment
   Securities(1)(2)  $   850  $1,232   $ 1,010     $   --     $   365 $ 3,457
  Loans, net(3)        7,491   6,226     5,335       5,335      9,896  34,283
  Interest-bearing
deposits(4)            1,688     --        --          --         --    1,688
  Mortgage-backed
securities               519     679       590         --         161   1,949
    Total interest-
earning assets        10,548   8,137     6,935       5,335     10,422  41,377
  Interest-bearing
liabilities:
Deposits(5):
  NOW accounts           383     383       766         --         --    1,532
  Money market
investment accounts      204     204       408         --         --      816
  Savings accounts       218     219       874         875        --    2,186
Retirement accounts      152     152       608         608      1,519   3,039
  Certificates         8,151   6,793     7,341         442        --   22,727
    Total interest-
bearing deposits       9,108   7,751     9,997       1,925      1,519  30,300
Advances from FHLB     2,500   2,000     1,900         --         --    6,400
      Total interest-
bearing liabilities   11,608   9,751    11,897       1,925      1,519  36,700
Excess (deficiency)
of interest-earning
  assets over
interest-bearing
liabilities           (1,060) (1,614)   (4,962)      3,410      8,903   4,677
Cumulative excess
(deficiency) of
 interest-earning
assets over interest-
 bearing liabilities  (1,060) (2,674)   (7,636)     (4,226)     4,677   4,677
Cumulative excess
(deficiency) of
  interest-earning
assets over interest-
  bearing
liabilities as a
percent of
  total assets         (2.45)% (6.19)% (17.67)%     (9.78)%    10.82%  10.82%






                                   (16)






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




                                    (17)




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

Liquidity and Capital Resources

      The   Bank's  liquidity,  represented  by  cash  and   cash
equivalents, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and
competition.   In  addition, the Bank  invests  excess  funds  in
overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. As loan originations and deposits remained stable, the Bank used cash Federal Home Loan Bank borrowings and from maturing securities in its investment portfolio to fund loan originations. As of September 30, 1998, the Bank had the ability to borrow up to $18.2 million from the FHLB.

     Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various lending products. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-backed and investment securities. At September 30, 1998 the total approved loan commitments outstanding amounted to $371,000. At the same date, the Bank had commitments of $22,000 under unused letters of credit. Certificates scheduled to mature in one year or less at September 30, 1998 totaled $14.9
million.   Management  believes that  a  significant  portion  of
maturing deposits will remain with the Bank. The Bank anticipates that even with interest rates at lower levels than have been experienced in recent years, which has caused a disintermediation of funds, it will continue to have sufficient funds together with borrowings, to meet its current commitments. The mixture of deposit liabilities and borrowings will depend on the relative cost of each of these sources of funds.

     Federally-insured state-chartered banks are required to maintain minimum levels of regulatory capital. Under current FDIC regulations, insured state-chartered banks generally must maintain (i) a ratio of Tier 1 leverage capital to total assets of at least 3.0% (4.0% to 5.0% for all but the most highly rated






                               (18)






banks) and (ii) a ratio of Tier 1 capital to risk weighted assets of at least 4.0% and a ratio of total capital risk weighted assets of at least 8.0%. At September 30, 1998, the Bank was in compliance with applicable regulatory capital requirements.




Recent Accounting Pronouncements



      In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS No.
128  simplifies previous standards for computing EPS.   SFAS  No.
128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires
restatement  of all prior period EPS data presented.   Accordingly,
the Company adopted Statement 128 during the fiscal quarter ending December 31, 1997.

      In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure." SFAS No. 129 summarizes
previously  issued  disclosure  guidance  contained  within   APB
Opinions No. 10 and 15 as well as SFAS No. 47. There will be no changes to the Company's disclosures pursuant to the adoption of
SFAS   No.  129.   This  statement  is  effective  for  financial
statements issued for periods ending after December 15, 1997. Accordingly, the Company adopted Statement 129 during fiscal 1998.

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






                              (19)






years to be restated. Due to recent issuance of this standard, management has been unable to fully evaluate the impact, if any, they may have on the Company's future financial statement disclosures.


     In June, 1998, the SFSB issued SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities', which establishes accounting and reporting standards for derivative instruments. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all periods beginning after June 15, 1999. The Company eoll adopt Standard 133 during fical year 2000 and does not anticipate any impact to its financial statemnets.


Year 2000 Compliance

	The Year 2000 compliance issue exists because many computer systems and applications currently use two digit fields to designate a year. As the century date change occurs, date sensitive systems may either fail or not operate properly unless the underlying programs are modified or replaced.
	The Bank's lending and deposit activities, like those of most financial institutions, depend significantly upon computer systems to process and record transactions. The Company is aware of the potential Year 2000 problems that may affect the operating systems that control our computers as well as those of our third-party data service providers that maintain many of our records. In 1997, the Bank began the process of identifying Year 2000 related problems that may affect the Bank's computer systems. A task force of Bank officers was established to address the isues related to these problems. Outside consultants have and will be utilized when required to complete this project.
	The task force analysed the Bank's operations and both identified those functions that would be affected by Year 2000 issues and determined which of these functions were mission critical (i.e. vital to the day-to-day operations of the Bank). A time table was established for completion of the various sections of the project.
	The Bank is working with the companies that supply or service the Bank's computer systems that rely on computers to identify and remedy any Year 2000 related systems. The Board of Directors is monitoring the Bank's progress in addressing Year 2000 issues.
	The Bank's contract with its data service provider ends in October, 1999. The Bank has analyzed the various factors involved and has made the decision to transfer to a new data processor. This has delayed the Bank's ability to test this area for Year 2000 compliance. Pending the completion of contract negotiation with the new data service provider, the Bank should begin testing on the new system by the end of March, 1999.
	Inventory and testing of the Bank's computer equipment is complete. No new equipment purchase are anticipated because of the Year 2000 issue.
	The direct expense to date (other than officer's salaries involved in the project) have been less than $10,000.
	Although the Company believes it is taking the necessary steps to address the Year 2000 compliance issue, no assurances can be given that some problems will not occur or that we will not incur significant additional expenses in future periods. In the event that the Bank incurs substantial expenses to make the Bank's current systems, programs and equipment Year
2000 compliant, the Company's net income, and financial condition could be adversely affected.
	Becuase the Bank's loan portfolio to individual borrowers is diversified and its market area does not depend significantly upon one






                              (20)





employer or industry, the Bank does not expect any Year 2000 related difficulties to significantly affect the Company's net earnings or cash flow.
	The Bank is deveoping a contingency plan to deal with Year 2000 related issues. This program will provide for dealing with situations that might occur that are both related to the Bank's operations (e.g. computer systems or equipment, liquidity) and those beyound the Bank's control (e,g. power failure, phone/communication line failure). The plan will include methods to deal with these situations and continue to service the Bank's customers despite Year 2000 problems arising.
The Bank has established June 30, 1999 as the deadline for completion of this plan.




Impact of Inflation and Changing Prices

     The Financial Statements of the Company and related notes presented herein have been prepared in accordance with GAAP which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels. Over the three most recent fiscal years, interest rates have been relatively low and stable and such environment has generally had a positive impact on the Company's revenues and income.




                             (21)


			Independent Auditor's Report



To the Stockholders and
Board of Directors
Vermilion Bancorp, Inc. and Subsidiary
Danville, Illinois


We have audited the consolidated balance sheet of Vermilion Bancorp, Inc.
and subsidiary as of September 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assesing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above presents fairly, in all material respects, the consolidated financial position of Vermilion Bancorp, Inc. and subsidiary as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.



/s/  Olive LLP



Champaign, Illinois
October 20, 1998






                                (22)



               			Vermilion Bancorp, Inc.
                     and Subsidiary
                Consolidated Balance Sheet


September 30                                 1998          1997

Assets

Cash and due from banks                  $    54,430  $    55,354
Interest-bearing demand deposits           1,688,212    1,082,543

Cash and cash equivalents                  1,741,642    1,137,897

Interest-bearing time deposits                20,000       99,000
Investment securities
  Available for sale                       2,784,515    3,115,652
  Held to maturity                         2,312,447    3,000,155

Total investment securities                5,096,962    6,115,807

Loans                                     34,380,142   29,563,296
  Allowance for loan losses                 (154,199)    (151,868)

Net loans                                 34,225,943   29,411,428

Premises and equipment                     1,356,263      460,617
Federal Home Loan Bank stock                 350,000      283,200
Other assets                                 425,628      308,126

    Total assets                         $43,216,438  $37,816,075


Liabilities
Deposits
  Noninterest bearing                    $   669,725  $   285,753
  Interest bearing                        29,374,750   28,811,931

   Total deposits                         30,044,475   29,097,684

Federal Home Loan Bank borrowings          6,400,000    2,600,000
Other liabilities                            450,681      163,259

    Total liabilities                     36,895,156   31,860,943

Commitments and Contingent Liabilities
Stockholders' Equity
 Preferred stock, $.01 par value
  Authorized and unissued - 400,000 shares
 Common stock, $. 01 par value
  Authorized - 1,600,000 shares
  Issued and outstanding - 396,750 shares      3,968        3,968
 Paid-in-capital                           3,627,258    3,614,922
Retained earnings-substantially restricted 2,866,968    2,622,516
Net unrealized gain on
 securities available for sale                24,826        6,437
Management retention plan payable             56,587
Less:
Unearned employee stock ownership
plan shares - 25,832 and 29,271 shares     (258,325)     (292,711)

    Total stockholders' equity            6,321,282     5,955,132

Total liabilities and
 stockholders' equity                   $43,216,438   $37,816,075



See notes to consolidated financial statements.







                                (23)



                           Vermilion Bancorp, Inc.
                               and Subsidiary
                      Consolidated Statement of Income


Year Ended September 30                     1998        1997        1996

Interest Income
  Loans                                $ 2,623,857  $ 2,324,161  $ 2,118,137

Investment securities                      358,584      378,710      448,729
Deposits with financial institutions        87,282      100,052       67,274

    Total interest income                3,069,723    2,802,923    2,634,140

Interest Expense
 Deposits                                1,562,329    1,617,919    1,670,717
 Federal Home Loan Bank borrowings         255,390      122,927      107,113

   Total interest expense                1,817,719    1,740,846    1,777,830

      Net Interest Income                1,252,004    1,062,077      856,310
      Provision for loan losses             75,000       17,000       80,000

Net Interest Income After Provision for
Loan Losses                              1,177,004    1,045,077      776,310

Noninterest Income
  Loan fees                                 11,029          216       11,551
  Net realized gains on sales of
   available-for-sale securities                            938
Other income                                43,476       40,387       33,343

       Total noninterest income             54,505       41,541       44,894


Noninterest Expenses
  Salaries and employee benefits           362,604      380,308      275,741
  Net occupancy and equipment expenses      89,424       83,216       96,895
  Data processing fees                      55,727       44,668       40,568
  Deposit insurance expense                 18,059       14,901      277,093
  Printing and office supplies              14,146       15,954       15,710
  Legal and professional fees               97,877       42,346       36,569
  Advertising and promotion                 14,812       12,370       28,525
  Director and committee fees               68,483       49,360       41,107
  Other expenses                           121,701      117,944       77,281

    Total noninterest expenses             842,833      761,067      889,489

Income (Loss) Before Income Tax            388,676      325,551      (68,285)
  Income tax expense                       144,224       73,539        2,883

Net Income (Loss)                      $   244,452  $   252,012  $   (71,168)

Earnings Per Share
  Basic
    Net income                         $      0.66         N/A          N/A
    Average number of shares               369,342
  Diluted
    Net income                         $      0.66         N/A          N/A
Average number of shares                   370,575


See notes to consolidated financial statements.






                                (24)





             					Vermilion Bancorp, Inc. and Subsidiary
        Consolidated Statement of Changes in Stockholders' Equity



                                      Common Stock
                                   Shares                Paid-in    Retained
                                 Outstanding  Amount     Capital    Earnings

Balance, October 1, 1995                                          $ 2,441,672

Net loss for 1996                                                     (71,168)

Net change in	unrealized gain
(loss)	on securities
available for sale

Balance, September 30, 1996                                         2,370,504

  Issuance of common stock         396,750   $3,968    $3,609,455
  Employee Stock Ownership Plan
   shares acquired                 (31,740)
  Employee Stock Ownership Plan
   shares allocated                  2,469                  5,467

Net income for 1997                                                   252,012

Net change in	unrealized gain
(loss) on securities
available for sale


Balance, September 30, 1997        367,479    3,968     3,614,922   2,622,516

Employee stock	ownership plan
 shares allocated                    3,439                 12,336

Management retention
plan compensation

Net income for 1998                                                   244,452

Net change in	unrealized gain
(loss) on securities
available for sale


Balance, September 30, 1998        370,918   $3,968    $3,627,258  $2,866,968




                                     Net
                                  Unrealized                Unearned
                                  Gain(Loss)    Management  Employee
                                 on Securities   Retention   Stock
                                   Avaiable        Plan    Ownership
                                   for Sale       Payable Plan Shares  Total

Balance, October 1, 1995         $       737                         $2,442,409

Net loss for 1996                                                       (71,168)

Net change in unrealized gain
(loss) on securities
available for sale                   (16,092)                           (16,092)

Balance, September 30, 1996          (15,355)                         2,355,149

Issuance of common stock                                              3,613,423
Employee Stock Ownership Plan
 shares acquired                                          $ (317,400)  (317,400)
Employee Stock Ownership Plan
 shares allocated                                             24,689     30,156

Net Income for 1997                                                     252,012

Net change in unrealized gain
(loss on securities
available for sale                    21,792                             21,792

Balance, September 30, 1997            6,437                (292,711) 5,955,132

Employee stock ownership plan
 shares allocated                                             34,386     46,722

Management retention plan
 compensation                                 $ 56,587                   56,587

Net income for 1998                                                     244,452

Net change in unrealized gain
(loss) on securities
available for sale                    18,389                             18,389

Balance, September 30, 1998         $ 24,826  $ 56,587     $(258,325)$6,321,282




See notes to consolidated financial statements.







                                (25)




                       		Vermilion Bancorp, Inc
			                          and Subsidiary
                  Consolidated Statement of Cash Flows


Year Ended September 30                         1998      1997        1996

Operating Activities
 Net income (loss)                             $244,452   $252,012   $(71,168)
Adjustments to reconcile net income(loss) to net
  cash provided by operating activities:
  Provision for loan losses                      75,000     17,000     80,000
  Investment securities gains                                 (938)
  Deferred income tax                           (26,623)    55,059    (41,577)
  Investment securities amortization, net         5,551     11,838     11,049
  Depreciation                                   36,514     26,139     33,594
  Compensation expense related to ESOP and MRP  103,309     30,156
  Change in
   Other assets                                (103,019)   (30,986)     7,250
   Other liabilities                            287,422   (216,751)   177,022

Net cash provided by operating	activities       622,606    143,529    196,170


Investing Activities
  Net change in interest bearing deposits        79,000
  Purchases of securities available for sale            (2,044,483)  (550,000)
  Proceeds from maturities of securities
   available for sale                           333,647    900,000  1,394,257
  Proceeds from sales of securities
   available for sale                                      250,938
  Purchases of securities held to mturity                 (150,000)
  Proceeds from maturities of securities
  held to maturity                              710,176  1,505,282    867,113
  Net change in loans                        (4,889,515)(2,492,193)(3,062,278)
  Purchases of premises and equipment          (932,160)   (19,828)    (5,271)
  Purchase of Federal Home Loan Bank stock      (66,800)   (14,200)   (14,000)
  Net cash used by investing activities      (4,765,652)(2,064,484)(1,370,179)

Financing Activities
  Net change in deposits                        946,791 (1,626,369)  (607,385)
  Proceeds of Federal Home Loan Bank
   borrowings                                 3,800,000    600,000  2,000,000
  Issuance of common stock, net of
  offering costs                                         3,613,423
Purchase of common stock for ESOP                         (317,400)
Net cash provided by financing activities     4,746,791  2,269,654  1,392,615

Net Change in Cash and Cash Equivalents        	603,745    348,699    218,606
Cash and Cash Equivalents, Beginning of Year  1,137,897    789,198   	570,592

Cash and Cash Equivalents, End of Year       $1,741,642 $1,137,897 $  789,198

Additional Cash Flows Information
  Interest paid                              $1,800,515 $1,735,675 $1,770,178
  Income tax paid                                 9,601     27,000     17,205


See notes to consolidated financial statements.







                                  (26)




                      Vermilion Bancorp, Inc.
                         and Subsidiary
             Notes to Consolidated Financial Statements


Note 1   Nature of Operations and Summary of Significant Accounting Policies


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

The Company is a bank holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a state thrift charter and provides full banking services. As a state-chartered thrift, the Bank is subject to regulation by the State of Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation.

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





                                   (27)


Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct cost are being deferred and amortized as an adjustment of yield on the loans.

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

The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of September 30, 1998, the allowance for loan losses and the valuation of real estate are adequate based on
information currently available.   A worsening or protracted economic decline
in the area within which the Bank operates would increase the liklihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Earnings Per Share - Basic earnings per share have been computed based upon the weighted average common shares outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.




                                  (28)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Employee Stock Ownership Plan - The Company accounts for its employee stock ownership plan (ESOP) in accordance with American Institute of Certified Public
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

Stock Option Plan - Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizeno compensation expense for the stock option grants.



Note 2    Subsequent Event

During November 1998, the Company opened a new branch located in Danville, Illinois providing full banking services.


Note 3    Conversion to Stock Ownership

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




                            (29)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Note 4    Investment Securities

                                                    1998
                                              Gross       Gross
                                Amortized   Unrealized  Unrealized     Fair
September 30                      Cost        Gains       Losses       Value

Available for sale
  U.S. Treasury                $1,744,669    $ 39,166                $1,783,835
  Federal agencies              1,000,000         680                 1,000,680

    Total available for sale    2,744,669      39,846                 2,784,515

Held to maturity
  State and municipal             363,128      11,134                   374,262
  Mortgage-backed securities    1,949,319      36,180    $(1,208)     1,984,291

    Total held to maturity      2,312,447      47,314     (1,208)     2,358,553

Total investment securities    $5,057,116    $ 87,160    $(1,208)    $5,143,068



                                                     1997
                                               Gross       Gross
                               	Amortized    Unrealized  Unrealized     Fair
September 30                      Cost         Gains       Losses       Value

Available for sale
  U.S. Treasury                $1,741,182    $ 17,508                $1,758,690
  Federal agencies              1,364,750       1,529    $(9,317)    	1,356,962

    Total available for sale    3,105,932      19,037     (9,317)     3,115,652

Held to maturity
  State and municipal             362,153       6,390                   368,543
  Mortgage-backed securities    2,638,002      55,830     (5,271)     2,688,561

    Total held to maturity      3,000,155      62,220     (5,271)     3,057,104

Total investment securities    $6,106,087    $ 81,257  $ (14,588)    $6,172,756


The amortized cost and fair value of securities available for sale and held to maturity at September 30, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.




                               (30)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


                                Available for Sale       Held to Maturity
                                Amortized    Fair        Amortized    Fair
                                   Cost      Value         Cost       Value

Oneto five years               $2,744,669 $2,784,515

Five to ten years                                       $  363,128   $374,262

                                2,744,669  2,784,515       363,128    374,262

Mortgage-backed securities                               1,949,319  1,984,291

      Totals                   $2,744,669 $2,784,515    $2,312,447 $2,358,553


There were no pledged securities at September 30, 1998 or 1997.

Proceeds from the sale of securities available for sale during 1998, 1997 and 1996 were $0, $250,938, and $0. A gross gain of $938 was realized on the sale during 1997. There were no sales of securities held to maturity.

There were no securities transferred between classifications during 1998 or 1997.


Note 5    Loans and Allowance

September30                                        1998       	  1997
Real estate mortgage loans
  One-to-four family	                           $28,182,333   $24,870,871
  Multi-family	                                     882,000    	1,083,000
Commercial real estate loans                      1,581,000     1,090,000
Real estate sold on contract                        227,000       300,000
Real estate construction loans                      492,000       116,000
Commercial business loans                           997,000       480,000
Consumer loans                                    1,921,744     1,567,878

      Total loans                                34,283,077    29,472,007

Plus
  Deferred loan costs                                97,065        73,418
Less
  Undisbursed portion of loans 	                          0        17,871

                                                $34,380,142   $29,563,296





                                 (31)


Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements

Year Ended September 30           1998       	  1997        	  1996
Allowance for loan losses
  Balances, October 1          $ 151,868     $ 143,349      $ 	74,190
  Provision for losses            75,000        17,000         80,000
  Recoveries on loans              5,333         1,469          1,296
  Loans charged off              (78,002)       (9,950)       (12,137)

  Balances, September 30       $ 154,199     $ 151,868      $ 143,349


The Company adopted SFAS No. 114 and No. 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures on October 1, 1995. The Company's loan portfolio consists primarily of smaller balance, homogeneous loans which are principally
one-to-four family residential loans.   The Company did not have any loans it
considered impaired at September 30, 1998, 1997, and 1996 or during the years then ended.

The Bank has entered into transactions with certain directors, executive officers and their affiliates or associates ("related parties"). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not , in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans, as defined, to such related parties were as follows:


September 30                                  	  1998

Balances, October 1                           $ 148,012

New loans including renewals

Payments, including renewals                    (47,126)

Balances, September 30, 1998                  $ 100,886


Note 6    Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances totaled approximately $181,000, $327,000 and $423,000 at September 30, 1998, 1997 and 1996.




                            (32)



Vermilion Bancorp, Inc
and Subsidiary
Notes to Consolidated Financial Statements


Note 7    Premises and Equipment

September 30                              1998               1997

Land                                  $  209,431         $  209,431
Office building                          689,604            574,192
Furniture and fixtures                	  338,900            306,357
Construction in progress                 784,205

    Total cost                         2,022,140          1,089,980

Accumulated depreciation                (665,877)          (629,363)

    Net                               $1,356,263         $  460,617

Construction in progress consists of expenditures for the construction of a new branch building which opened in November 1998.


Note 8    Other Assets and Other Liabilities


September 30                                1998               1997

Other assets
  Interest receivable                   $  214,340         $  172,377
  Cash value of  life insurance annuity     49,194             51,037
  Deferred income tax asset                 48,989             37,045
  Other real estate                         86,553
  Prepaid expenses and other                26,552             47,667

    Total                               $  425,628         $  308,126

Other liabilities
  Interest payable on deposits          $   22,587         $   20,083
  Interest payable on borrowings            27,422             12,722
  Deferred compensation payable             75,866             84,831
  Federal income tax payable               152,955             21,709
  Accounts payable                         142,082
  Other                                     29,769             23,914

    Total                               $  450,681         $  163,259




                                  (33)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Note 9    Deposits


September30                                     1998           	  1997

Demand deposits                            $ 2,021,812       $ 1,680,835
Savings and retirement accounts              5,295,784         5,067,584
Certificates of deposit of $100,000 or more  3,334,764         2,863,566
Other certificates of deposit               19,392,115        19,485,699

Total deposits                             $30,044,475       $29,097,684



Certificates maturing in years ending September 30:

1999                                                   $14,943,801
2000                                                     5,991,215
2001                                                     1,429,541
2002                                                        81,334
2003                                                       280,988

                                                       $22,726,879


The aggregate amount of deposits with certain directors, executive officers, and their affiliates or associates at September 30, 1998 and 1997 was $720,846 and $398,622.


Note 10   Federal Home Loan Bank Borrowings


September 30                                         1998           1997

Federal Home Loan Bank advances:

 At 6.02%; due October, 1997                                    $  500,000
 At 5.98%; due October, 1997                                       500,000
 At 5.66%; due November, 1997                                    1,000,000
 At 6.01%; due August, 1998                                        600,000
 At 5.33%; due October, 2002                    $ 1,500,000
 At 5.20%; due December, 2002                     1,000,000
 At 5.07%; due February, 2008                     1,000,000
 At 5.09%; due February, 2008                       900,000
 At 5.03%; due May, 2008                          2,000,000

    Total FHLB borrowings                        $6,400,000     $2,600,000




                                  (34)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


The terms of security agreements with the FHLB require the Bank to pledge as collateral for the advances qualifying first mortgage loans in an amount equal to at least 167 percent of the advances and all stock in the FHLB. Advances are subject to restrictions or penalties in the event of repayment.


Note 11   Income Tax


Year Ended September 30                            1998      1997      1996

Income tax expense
 Current federal                                $ 165,458  $ 18,480  $ 44,460
 Current state                                      5,389
Deferred federal                                  (26,623)   55,059   (41,577)

    Total income tax expense                    $ 144,224  $ 73,539  $  2,883


Reconciliation of federal statutory to
actual tax expense

 Federal statutory income tax at 34%            $ 132,150 $ 110,687 $ (23,217)
 ESOP                                               2,938
 Graduated tax rates                                        (27,985)    7,467
 Effect of state income taxes                       3,557
 Change in tax rate applicable to deferred taxes   (5,177)             18,404
 Other                                             10,756    (9,163)      229

    Actual tax expense                          $ 144,224 $  73,539 $   2,883


A cumulative net deferred tax asset is included in other assets. The components are as follows:


September 30                                                 1998   	  1997

Assets

  Differences in depreciation methods                                $  1,295
  Differences in accounting for loan losses               $  54,367   	34,538
  Deferred compensation                                      51,259    21,208

    Total assets                                            105,626    57,041

Liabilities

  Differences in depreciation methods                         2,260
  Unrealized gain on securities available for sale           15,420       741
  Deferred loan costs                                        37,564    18,355
  Other                                                       1,393       900

    Total liabilities                                        56,637    19,996

                                                          $  48,989  $ 37,045





                               (35)


Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


There was no state income tax expense for 1997 or 1996.

Retained earnings at September 30, 1998 and 1997, include approximately $995,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of September 30, 1988, for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income tax liability on the above amounts was approximately $338,000 at September 30, 1998 and 1997.


Note 12   Commitments and Contingent Liabilities

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

Financial instruments whose contract amount represents credit risk as of September 30 were as follows:

                                                      1998       1997
Mortgage loan commitments at fixed rates            $371,000   $254,000
Construction, home improvement and other loan
 commitments at fixed rates                           29,000    324,000
Standby letters of credit                             22,000     23,000


At September 30, 1998, mortgage loan commitments have terms up to 30 days and rates ranging from 6.75% to 7.75% while construction and home improvement loan commitments have terms up to six months and rates ranging from 10.5% to 16%.

At September 30, 1997, mortgage loan commitments have terms up to 30 days and rates ranging from 7.25% to 7.625%. Construction and home improvement loan commitments have terms up to 6 months and rates ranging from 8.25% to 10.0%.

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




                                (36)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

On December 30, 1992, a former employee filed a lawsuit against the Bank which involves various accusations. A summary judgement has been issued by the court in favor of the Bank on each count. The employee has appealed several of the judgements and the Appellate Court reversed the entry of summary judgement. Based on the current status of the litigation, the Bank's attorneys believe that there is a reasonable possibility of a favorable plaintiff's verdict and estimates a range of potential loss between $250,000 and $1,000,000.
No accrual for loss from this action has been recognized in the accompanying financial statements.

In addition, the Company and Bank are also subject to other claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


Note 13   Restriction on Dividends

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

The bank is permitted to pay dividends to the Company in an amount equal to its net profits in any fiscal year: in the event that capital is less than 6% of total assets, 50 % of its net profits for that year without prior approval of the State of Illinois law Office of Banks and Real Estate. In addition, the Bank is unable to pay dividends in an amount which would reduce its capital below the greater of (i) the amount required by the FDIC or (ii) the amount required by the Bank's liquidation account. The FDIC and the Commissioner also have the authority to prohibit the payment of any dividends by the Bank if they determine that the distribution would constitute an unsafe or unsound practice.

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




                              (37)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Note 14   Regulatory Capital

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the equity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent to the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At September 30, 1998 and 1997, the Company and its Bank are categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since September 30, 1998 that management believes have changed the Company's and Bank's classification.

The Bank's actual and required capital amounts (in thousands) and ratios are as follows:

                                                           1998
                                                     Required for   To Be Well
                                         Actual    Adequate Capital Capitalized

September 30                         Amount  Ratio Amount Ratio    Amount  Ratio

Total risk-based capital 1
 (to risk-weighted assets)           $5,379  23.0% $1,870 	8.0%    $2,340  10.0%
Tier 1 capital 1 (to risk-
 weighted assets)                     5,225  22.4%    936 	4.0%     1,404   6.0%
Tier 1 capital 1 (to
 adjusted total	assets)               5,225  12.4%  1,687  4.0%     2,108   5.0%

1 As defined by regulatory agencies

                                                             1997
                                                     Required for   To Be Well
                                         Actual    Adequate Capital Capitalized

September 30	                         Amount	Ratio Amount Ratio     Amount	Ratio

Total risk-based capital 1
 (to risk-weighted assets)            $5,198 27.3% $1,522  8.0%     $1,903 10.0%
Tier 1 capital 1 (to risk-
 weighted assets)                      5,046 26.5%    761  4.0%      1,142  6.0%
Tier 1 capital 1 (to
 adjusted total assets)                5,046 13.5%  1,497  4.0%      1,871  5.0%

1 As defined by regulatory	agencies




                                      (38)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Note 15   Benefit Plans

The Bank has a retirement savings Section 401(k) plan in which substantially all employees may participate. Prior to its conversion in March 1997, the Bank contributed three percent of base salary for each participant. In addition, the Bank matched 100 percent of the first four percent of employees' base salary contributions and 50 percent of the next 4 percent of base salary contributed by the participants. Upon formation of the Bank's ESOP, it suspended payments to the Bank's 401(k) plan. Yhe Bank's expense for the plan was approximately $8,900 for 1997 and $19,000 for 1996.

The Bank also has a deferred compensation plan for directors whereby participating directors can elect to defer directors' fees in return for inclusion in a deferred compensation plan which pays benefits to such participating directors upon retirement or death. The Bank purchased a deferred annuity, which is included in other assets, to fund the deferred compensation plan benefits; however, this annuity is not restricted for that purpose. A deferred compensation liability has been calculated and recorded in other liabilities, which represents the present value of future benefits to be paid at retirement for each participating director. Deferred compensation plan expense included in the financial statements was $4,000 for 1998 and $13,000 for 1997 and 1996.

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

Stock totaling 3,439 and 2,469 shares for 1998 and 1997 with an average fair value of $13.59 and $12.21 per share, respectively, were committed to be released, resulting in ESOP compensation expense of $46,722 and $30,156. Shares held by the ESOP at September 30 are as follows:


                                                1998        1997

Allocated shares                                5,908       2,469

Unallocated shares                             25,832      29,271

    Total ESOP shares                          31,740      31,740

Fair value of unallocated shares
 at September 30                             $309,984    $436,425




                                 (39)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


During May 1998, the Company adopted a management retention plan ("MRP") as a method of providing directors, employees and officers of the Bank with a proprietary interest in the Company and to encourage such persons to remain with the Bank.

The MRP covers key employees and directors and is authorized to acquire and grant 15,870 shares of the Company's common stock or 4% of the shares issued in the Company's initial public offering.  The funds used to acquire these shares will be contributed by the Bank. Participants in the incentive plan vest over three years, commencing on the date of grant. As of September 30, 1998, 7,110 shares authorized under the plan had been granted. As of
September 30, 1998, the Company had not acquired any shares of the Company's
common stock. There were no shares distributed or forfeited during	 1998. As
of September 30, 1998, 3,353 shares have been earned and will be distributed when the Company acquires or issues the Company stock for the MRP. For the year ended September 30, 1998, $56,600 was recorded as compensation expense under the plan.


Note 16   Stock Option Plan

Under the Company's stock option plan, which is accounted for in accordance with APB No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest and become fully exercisable at the end of five years of continued employment. During May 1998, the Company authorized the grant of options for up to 39,675 shares of the Company's common stock or 10% of the shares issued in the Company's initial public offering, that expire ten years from the date of grant. During 1998, the Company granted all 29,420 options at an exercise price of $16.875 per share which vest over three years. The exercise price of each option was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                              1998

Risk-free interest rate                                       5.25%
Dividend yield                                                0.00%
Volatility factor of expected market price of common stock   28.00%
Weighted-average expected life of the options                 9.6  years




                               (40)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                              1998

Net income                                    As reported  $ 244,452
                                              Pro forma      240,245

Basic earnings per share                      As reported  $    0.66
                                              Pro forma         0.65

Diluted earnings per share                    As reported       0.66
                                              Pro forma         0.65

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 1997 and 1996.


Year Ended December 31                                   1998
                                                             Weighted-
                                                              Average
                                                              Exercise
                                Options            Shares      Price
Outstanding,beginning of year

Granted                                            29,420     	$16.88

Outstanding, end of year                           29,420      $16.88

Options exercisable at year end                    13,892

Weighted-average fair value of options granted
during the year                                                $16.88



As of September 30, 1998, all 29,420 options outstanding		have an exercise
price of $16.88 and a weighted-average remaining contractual life of 9.6 years.
No options were exercised, forfeited or expired during 1998.




                                  (41)



Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


Note 17   Basic Earnings Per Share

Earnings per share (EPS) were computed as follows:

                                                   Year Ended September 30, 1998
                                                            Weighted   Per-share
                                                Income  Average Shares   Amount

BasicEarnings Per Share

Income available to common stockholders        $244,452    	369,342      $0.66

Effect of Dilutive Securities

MRP                                                           1,233

Diluted Earnings Per Share

Income available to common stockholders
 and assumed conversions                       $244,452    	370,575      $0.66


Options to purchase 29,420 shares of common stock at $16.88 were outstanding at September 30, 1998, but were not included in the computation of the diluted EPS because the options' exercise price was greater than the average market price of the common shares.


Note 18   Fair Values of Financial Instruments


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

Cash Surrender Value of Life Insurance - Fair value of life insurance is based on cash values quoted by the insurance underwriter.





                               (42)


Vermilion Bancorp, Inc.
and Subsidiary
Notes to Consolidated Financial Statements


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

The estimated fair values of the Company's financial instruments are as follows:


                                           1998                    1997
September 30                       Carrying    Fair       Carrying       Fair
                                    Amount     Value     	 Amount        Value

Assets

Cash and cash equivalents       $ 1,741,642 $ 1,741,642 $ 1,137,897 $ 1,137,897

Interest-bearing time deposits       20,000      20,000      99,000      99,000

Investment securities:

  Available for sale               2,748,515   2,748,515   3,115,652   3,115,652

  Held to maturity                 2,312,447   2,358,553   3,000,155   3,057,104

Loans, net                        34,225,943  35,224,447  29,411,428  31,965,000

Interest receivable                  214,340     214,340     172,377     172,377

Federal Home Loan Bank stock         350,000     350,000     283,200     283,200

Cash surrender value of
 life insurance                       49,194      49,194      51,037      51,037

Liabilities

Deposits                          30,044,475  30,054,000  29,097,684  29,037,000

FHLB borrowings                    6,400,000   6,223,000   2,600,000   2,599,000

Interest payable                      50,008      50,008      32,805      32,805

Off-Balance Sheet Assets(liabilities)

Commitments to extend credit               0          	0           0           0

Standby letters of credit                  0       	   0           0           0





                                  (43)



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

William T. Ingram
Secretary   and Director of the
Company,    Area    Businessman,
operator      of      Automobile
Diagnostics, Quick Air  Freight,
Ingram's  Quicklube and Ingram's
Apartments.




                       EXECUTIVE OFFICER


Merrill G. Norton
President and Chief Executive
Officer of the Company





                                   (44)





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

       Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent.







                               (45)





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

                            Quotations

                                             Dividend Amount
  Quarter Ended         High Bid   Low Bid      Per Share


March 31, 1997          $12.50     $12.375        --
June 30, 1997            12.25      11.75         --
September 30, 1997       13.75      12.00         --
December 31, 1997        14.50      13.25         --
March 31, 1998           16.25      14.50         --
June 30, 1998            16.00      16.875        --
September 30, 1998       16.125     11.25         --