Form 10KSB40/A, Exhibit 13
period 1998-09-30
VERMILION BANCORP INC
filed 1999-01-12
CIK 1027820

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

There were no securities transferred between classifications during 1998 or 1997.


Note 5    Loans and Allowance

September30                                        1998       	  1997
Real estate mortgage loans
  One-to-four family	                           $28,182,333   $24,870,871
  Multi-family                                      882,000     1,083,000
Commercial real estate loans                      1,581,000     1,090,000
Real estate sold on contract                        227,000       300,000
Real estate construction loans                      492,000       116,000
Commercial business loans                           997,000       480,000
Consumer loans                                    1,921,744     1,567,878

      Total loans                                34,283,077    29,472,007

Plus
  Deferred loan costs                                97,065        73,418
Less
  Undisbursed portion of loans 	                          0        17,871

                                                $34,380,142   $29,507,749





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

On December 30, 1992, a former employee filed a lawsuit against the Bank which involves various accusations. A summary judgement has been issued by the court in favor of the Bank on each count. The employee has appealed several of the judgements and the Appellate Court reversed the entry of summary judgement. Based on the current status of the litigation, the Bank's attorneys have advised that they are unable to express an opinion as to the ultimate disposition of the claim.
No accrual for loss from this action has been recognized in the accompanying financial statements.

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

The bank is permitted to pay dividends to the Company in an amount equal to its net profits in any fiscal year: in the event that capital is less than 6% of total assets, the Bank can pay up to 50 % of its net profits for that year without prior approval of the State of Illinois law Office of Banks and Real Estate. In addition, the Bank is unable to pay dividends in an amount which would reduce its capital below the greater of (i) the amount required by the FDIC or (ii) the amount required by the Bank's liquidation account. The FDIC and the Commissioner also have the authority to prohibit the payment of any dividends by the Bank if they determine that the distribution would constitute an unsafe or unsound practice.

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