Form 10KSB40, Exhibit 13
period 1999-09-30
VERMILION BANCORP INC
filed 1999-12-28
CIK 1027820

VERMILION BANCORP, INC.




                          1999 ANNUAL REPORT

                           TO STOCKHOLDERS

                          TABLE OF CONTENTS

                                                                  Page

     President's Letter to Stockholders                             2

     Selected Consolidated Financial and Other Data                 3

     Management's Discussion and Analysis of Financial Condition
       and Results of Operations                                    5

     Independent Auditors' Report                                  19

     Consolidated Balance Sheet                                    20

     Consolidated Statements of Income                             21

     Consolidated Statements of Stockholders' Equity               22

     Consolidated Statements of Cash Flows                         23

     Notes to Consolidated Financial Statements                    24

     Directors and Executive Officers                              43

     Banking Locations, Stockholder Information, and               44
       Market Prices and Dividends
























                            (1)




Dear Stockholders:


Vermilion Bancorp, Inc. continues its operations as an independent single bank holding company for American Savings Bank of Danville.

American Savings Bank has continued modest growth in deposits and loans. Deposits grew about five percent and loans grew by about eight percent.

With our first branch opening in November 1998, we have enjoyed better community recognition and have increased services to our customers.

Vermilion Bancorp's consolidated loss of twenty-one cents per share for the year ending September 30, 1999 was primarily the result of a one time cost of settling litigation filed in 1992. The new operating costs associated with the branch were also significant. There were also several substantial costs associated with changing data processing providers completing the preparations for Year 2000.

For the new fiscal year end September 30, 2000, we expect continued operating profits without the onetime expenses of last year.

In February 1999, Vermilion Bancorp, Inc. repurchased ten percent of the amount of the original public offering which increased the book value per share. The market for small financial institutions stocks remains weak in general. The directors continue looking at alternatives to increase value to the stockholders.

The directors and I continue to appreciate the customer and stockholder support. We are optimistic that the future of Vermilion Bancorp, Inc. remains strong.



Sincerely,


/s/Merrill G. Norton

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
                                  At September 30,
                              1999   1998     1997     1996     1995
                                     (Dollars in Thousands)
Selected Financial Condition
Data:
 Total assets               $43,763 $43,216  $37,816  $35,459  $33,977
 Cash and cash equivalents    1,175   1,742    1,138      789      571
 Interest-bearing time
   deposits                      20      20       99       99       99
 Securities
  Available for sale          1,494   2,785    3,116    2,222    1,486
  Held to maturity            1,522   2,312    3,000    4,337    6,816
 Loans, net                  37,234  34,226   29,411   26,936   23,954
 Premises and equipment       1,488   1,356      461      467      495
 Federal Home Loan Bank of
   Chicago stock, at cost       321     350      283      269      255
 Deposits                    31,639  30,044   29,098   30,724   31,331
 Federal Home Loan
   Bank advances              6,400   6,400    2,600    2,000      --
 Total equity capital         5,588   6,321    5,955    2,355    2,442
 Full service offices             2       1        1        1        1


                                      Year Ended September 30,
                              1999    1998     1997     1996     1995
                                          (In Thousands)
Selected Operating Data:
  Total interest income      $3,221 $ 3,070  $ 2,803  $ 2,634  $ 2,375
  Total interest expense      1,883   1,818    1,741    1,778    1,588
                              -----   -----    -----    -----    -----
   Net interest income        1,338   1,252    1,062      856      787
  Provision for
     losses on loans             63      75       17       80       13
                              -----   -----    -----    -----    -----
   Net interest income after
    provision for losses
      on loans                1,275   1,177    1,045      776      774
  Non-interest income           111      55       42       45       51
  Non-interest expense        1,568     843      761      889(1)   710
                              -----   -----    -----    -----    -----
   Income (loss) before taxes  (181)    389      326      (68)     115
  Provision for income taxes   (110)    144       74        3       15
                              -----   -----    -----    -----    -----
   Net income (loss)            (71)    244      252      (71)     100
  Net income per share         (.21)    .66      N/A      N/A      N/A
  Book value per share        17.23   17.04    16.21      N/A      N/A
  Dividends per share        $ 0.00 $  0.00     0.00      N/A      N/A

(1) Includes a special assessment of $206,000 to recapitalize the Savings Association Insurance Fund ("SAIF").


                               (3)




                              At or For the Year Ended September 30,
                            1999   1998    1997   1996       1995
Other Data:
 Profitability:
  Return on average assets  (.16)%  .06%   0.67% (0.20)%(4)  0.29%
  Return on average equity (1.20)  3.99    5.07  (2.89)(4)   4.18
  Interest rate spread for
               period(1)    2.63   2.75    2.20    2.17      2.11
  Net interest margin(2)    3.23   3.18    2.92    2.48      2.39
  Non-interest expenses to
            average assets  3.60(5)2.07    2.03    2.49      2.08
  Average interest-earning
   assets to average
   interest bearing
   liabilities            113.08 114.98  115.18  106.05    104.04
 Capital Ratios:
  Average equity to
   average assets          13.67  15.07   13.26    6.90      7.02
 Asset Quality:
  Non-performing assets
to total assets(3)          1.57   0.90    1.28    0.93      0.64
  Net chargeoffs
  (recoveries) to
   average loans             .11   0.24    0.03    0.04      0.03
  Allowance for loan
   losses to total loans     .48   0.45    0.52    0.53      0.31
  Allowance for loan
   losses to
   non-performing loans    26.02  50.99   31.34   43.60     34.26


Capital Ratios of the Bank
Tier 1 risk-based          16.30  22.40   26.50   14.45     14.59
Total risk-based           17.00  23.00   27.30   15.33     15.03
Tier 1 leverage             9.20% 12.40%  13.50%   6.61%     7.11%


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

(5) Includes litigation settlement expense of $500,000 which represents 1.15%.



                            (4)




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



                          (5)





Changes in Financial Condition


General. Total assets of the Bank increased by $547,000, or 1.3%, to $43.8 million at September 30, 1999 from $43.2 million at September 30, 1998. The increase in total assets during 1999 was due primarily to a $3.0 million increase in net loans, an increase of $131,000 in premises and equipment, and a $83,000 increase in other assets, partially offset by a $2.08 million reduction in total investment securities and a $566,000 reduction in cash and cash equivalents.

Cash and cash equivalents. Cash and cash equivalents, which consist of cash and due from banks and interest-bearing demand deposits at other institutions, decreased by $566,000, or 32.5%, to $1.2 million at September 30, 1999 compared to $1.7 million at September 30, 1998. The decrease in cash and cash equivalents in fiscal 1999 was primarily the result of funding loan originations. At September 30, 1999, cash and cash equivalents amounted to 2.7% of the Company's total assets. Cash and cash equivalents may be utilized to fund deposit withdrawals or as a source of funds for new loan originations or for the purchase of investment or mortgage-backed securities.

Net Loans. The Company's net loans amount to $37.2 million at September 30, 1999, a $3.0 million, or a 8.8% increase over net loans at September 30, 1998. The increase was due primarily to originations of residential mortgage loans.

Investment securities. The Company's investment securities amounted to $3.0 million at September 30, 1999 compared to $5.1 million at September 30, 1998. The decrease in investment securities was the result of a $790,000 decrease in investment securities held to maturity and a $1.3 million decrease in investments available for sale. The decrease in investments securities was due to sales and maturities being used to fund a stock repurchase and loan growth.

Deposits. The Company's total deposits amounted to $31.6 million at September 30, 1999 compared to $30.0 million at September 30, 1998. During 1999, the Company's total deposits increased by $1.6 million, or 5.3%. Demand deposits increased $413,000, savings and retirement accounts increased $216,000 and certificates of deposits increased $965,000 from 1998 to 1999.



                             (6)






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





                                     At
                                 Sept. 30
                                   1999   Year Ended September 30, 1999
                                             (Dollar in Thousands)
                                   Yield/   Average               Yield/
                                    Rate    Balance    Interest    Rate

Interest-earning assets:
  Loans, net(1)                     7.63%   $35,730    $ 2,867     8.02%
     Interest-bearing deposits
     with financial institutions    4.95      2,557        135     5.28
     Investment Securities(2)       6.34      1,570        106     6.75
     Mortgage-backed securities     7.23      1,554        113     7.27
   Total interest-earning assets    7.49     41,411      3,221     7.82
     Non-interest-earning assets              2,166
   Total assets                             $43,577

Interest-bearing liabilities:
     Deposits:
     Now                            1.98        668         14     2.10
     Money market investment        2.72        904         28     3.10
     Savings and retirement         3.92      5,387        224     4.16
     Certificates                   5.20     23,209      1,283     5.53
      Total deposits                4.82     30,168      1,549     5.13
     FHLB advances                  5.14      6,400        334     5.22
Total interest-bearing liabilities  4.88     36,568      1,883     5.15
Non-interest bearing liabilities              1,054
      Total liabilities                      37,622

Equity capital                                5,955
      Total liabilities and
            equity capital                  $43,577
Net interest income; interest
                rate spread(3)      2.61               $ 1,338     2.63
Net interest margin(4)                                             3.23
Ratio of interest-earning
assets to average interest-
bearing liabilities               113.24%                        113.08%




                                (7)


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





                                    Year Ended September 30,
                                          1999 vs 1998
                                         Increase
                                        (Decrease)         Total
                                          Due To          Increase
                                     Rate      Volume     Decrease
                                          (In Thousands)
Interest-earning assets:
  Interest-bearing deposits with
           financial institutions  $  23       $  25       $  48
  Loans, net                         (47)        290         243
  Investment Securities               10         (36)        (26)
  Mortgage-backed securities          (0)       (114)       (114)

  Total change in interest income     (6)        157         151
Interest-bearing liabilities:
  Deposits:
    Now accounts                      10          (6)          4
    Money market investment            7           2          (5)
    Savings and retirement           (26)        (12)        (14)
    Certificates                     (54)         55           1
  FHLB advances                       (4)         83          79

  Total change in interest expense   (55)        120          65

Net change in net interest income  $  49       $  37       $  86





                               (9)





                                      Year Ended September 30,
                                          1998 vs 1997
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







Results of Operations

    Net Income(loss) The company reported a net loss of $71,000 and net income of $244,000 during the years ended September 30, 1999 and 1998,respectively.

    Net Interest Income. Net interest income is determined by interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's average interest-rate spread was 2.63% and 2.48% during the years ended September 30, 1999 and 1998, respectively. The Bank's net interest margin (i.e., net interest income as a percentage of average interest-earning assets) was 3.23% and 3.18% during the years ended September 30, 1999 and 1998 respectively.

    Net interest income increased by $86,000, or 6.9%, during the year ended September 30, 1999 to $1.33 million compared to $1.25 million for the year ended September 30, 1998. The primary reasons for this increase were a $243,000 increase in interest income from loans, a $47,000 increase in interest income from deposits with financial institutions, and a $13,000 decrease in deposit interest expense offset by a $139,000 decrease in interest income from investment securities, and an increase in interest expense from FHLB borrowings of $78,000.



                             (10)







 Interest Income. Total interest income increased by $152,000 or 4.9% in the year ended September 30, 1999. Interest income on loans amounted to $2.9 million in fiscal 1999 compared to $2.6 million in fiscal 1998. The average balance of the Bank's total loans increased by $3.6 million, or 11.2%, in fiscal 1999 compared to fiscal 1998 and the average yield earned on loans decreased by 15 basis points (with 100 basis points being equal to 1.0%). Interest income on investment securities decreased by $139,000 or 38.7% in fiscal 1999 compared to fiscal 1998 due primarily to a $545,000 decrease in the average balance of investment securities and a $1.6 million decrease in the average balance of mortgage backed investment securities. Interest income on interest-bearing deposits increased by $47,000, or 54.1%, in fiscal 1999 compared to fiscal 1998 due primarily to a $527,000 increase in the average balance in interest-bearing deposits. The average rate on interest-bearing deposits increased by 99 basis points.

    Interest Expense. The primary component of interest expense during all periods presented is interest on deposits. Deposit interest expense decreased by $13,000, or 0.8%, during the year ended September 30, 1999 compared to the year ended September 30, 1998. The decrease was due primarily to a decrease in the rate paid on total deposits held by the institution from 5.31% to 5.14%. Certificates of deposit (including certificates of deposit of $100,000 or more) constituted 74.9% of the Bank's total deposits at September 30, 1999 compared to 75.6% at September 30, 1998. The average balance of the Bank's certificates increased by $971,000 or 4.4% from fiscal year 1999 to 1998.

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

       The Bank's provisions for loan losses decreased to $63,000 in fiscal 1999, compared to $75,000 in fiscal 1998. At September 30, 1999, the Bank's allowance for loan losses amounted to 26.0% of total non-performing loans and to 0.48% of total loans receivable.

       Non-interest Income. Non-interest income increased $57,000 or 104.4% for the year ended September 30, 1999 compared to the year ended September 30, 1998. The increase is primarily due to a $11,000 gain on the sale of investment securities by the Company to fund the February 1999 stock repurchase, a $14,000 or 129.2% increase in loan fees, and a $26,000 or 275.9% increase in service charges collected on deposit accounts.

        Non-interest Expenses. Total non-interest expenses were $1.6 million in the year ended September 30, 1999 which amounted to a $725,000 or 86.1% increase compared to the year ended September 30, 1998. The primary reason for the increase was due to the increase



                              (11)







 litigation settlement expense of $500,000 that relates to a one time settlement with a prior employee, a $110,000 or 30.3% increase in salary and employee benefits expense that reflects the opening of the new branch, a $58,000 or 65.4% increase in net occupancy expense that reflects the opening of the new branch, a $31,000 or 55.1% increase in data processing expense that reflects Y2K adjustments, a $10,000 or 71.7% increase in office supplies, an $8,000 or 53.6% increase in advertising and promotion expense and a $9,000 or 12.5% increase in director and committee fees which reflects the cost of the Company's Recognition and Retention Plan.

     Income Taxes. The Bank realized a $110,000 income tax benefit for the year ended September 30, 1999, as compared to an expense of $144,000 for fiscal 1998. The benefit in fiscal 1999 was due to a net loss.


Asset and Liability Management

       The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of September 30, 1999, the amount of the Bank's interest-bearing liabilities which were estimated to mature or reprice within one year exceeded the Bank's interest-earning assets with the same characteristics by $3.5 million or 8.01% of the Bank's total assets.

      The Bank's actions with respect to interest rate risk and its asset/liability gap management are reviewed periodically by the Bank's Board of Directors. As part of the Board's review, it sets interest rate risk targets and reviews the Bank's current composition of assets and liabilities in light of the prevailing interest rate environment.

      The Bank has historically emphasized the origination of fixed-rate long-term residential real estate loans for retention in its portfolio. At September 30, 1999, $28.7 million or 87.2% of the Bank's total loan portfolio due one year or more, consisted of one-to-four-family residential mortgage loans. Although the Bank anticipates that a substantial portion of its loan portfolio will continue to consist of residential mortgage loans, a majority of such loans have a term of 15 years or less. The Bank has also attempted to mitigate the interest rate risk of holding a significant portion of fixed-rate loans in its portfolio through the origination of one-to-four family fixed-rate balloon loans with terms of one or three years. At the end of a balloon



                               (12)






loan's term, the entire balance is due. The borrower has the option of repaying the loan on the due date or, subject to satisfying the Bank's underwriting criteria, accepting the modified loan rate which is then offered by the Bank for such loans. In the latter case, the renewed loan is a new balloon loan with the same term as the initial balloon loan. The Bank has generally offered rates on such renewed loans at 1/4 of 1% to 1/2 of 1% higher than rates then offered on its new balloon residential real estate loans. Renewed balloon loans are amortized over the remaining life of the original amortization period. At September 30, 1999, $5.3 million or 14.2% of the Bank's total loan portfolio consisted of one-to-four family fixed-rate balloon loans.


      In addition, the Bank has also invested new funds or reinvested funds from maturing securities into shorter-term securities and variable-rate mortgage-backed securities in order to increase the interest-rate sensitivity of its assets. As of September 30, 1999, the Bank had $1.2 million of variable-rate mortgage-backed securities and had $589,000 of investments in various and federal agency government securities with terms to maturity of less than five years. As of September 30, 1999, $1.5 million of the Bank's investment securities portfolio were classified as available for sale, which will permit the Bank to sell such securities if deemed appropriate in response to, among other things, changes in interest rates.

      The Bank's deposits have included a relatively high amount of certificates, which are generally higher costing and more interest-rate sensitive than "core" deposits. At September 30, 1999, $23.7 million, or 74.9% of the Bank's total deposits were comprised of certificates of deposit (including certificates of deposit of $100,000 or more) and $15.7 million, or 49.7% of the Banks total deposits consisted of certificates which are scheduled to mature within one year. Certificates generally are costlier and a more volatile source of funds than transaction accounts. In addition, certificates are more likely to be invested in other instruments than are transaction accounts. Notwithstanding the foregoing, management believes that most of its certificates will remain at the Bank upon maturity. The Bank does not accept brokered deposits.

      The general interest rate environment and the condition in the Bank's market change. The Bank will continue to monitor the interest-rate sensitivity of its assets and liabilities. In order to continue to improve the Bank's interest-rate gap position, it plans to continue to focus on increasing consumer and commercial business lending and investing in shorter-term and variable-rate securities.





                            (13)






       The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1999, which are anticipated by the Bank, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at September 30, 1999, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a six month period and subsequent selected time intervals.

                                                      More Than
                         Within  Six to  More Than    Three Years  Over
                          six    Twelve  One Year to  to five      Five
                         Months  Months  Three Years    Years      Years   Total

                                                    (Dollars in Thousands)

Interest-earning assets:
  Investment
   Securities(1)(2)    $ 1,007  $  534  $   115     $   --       $ 1,365 $ 3,021
  Loans, net(3)          5,494   5,495   16,485       3,253        6,507  37,234
  Interest-bearing
   deposits(4)           1,082      10       10         --           --    1,102
                         -------------------------------------------------------
Total interest-earning
 assets                  7,583   6,039   16,610       3,253        7,872  41,357
                         -------------------------------------------------------
Interest-bearing
 liabilities:
  Deposits(5):
    NOW accounts           187     186      373         --           --      746
    Money market
     investment acct.      252     253      505         --           --    1,010
    Savings and
     retirement acct.      276     276    1,102       1,102        2,756   5,512
    Certificates         7,860   7,860    7,598         374          --   23,692
                         -------------------------------------------------------
Total interest-
 bearing deposits        8,575   8,575    9,578       1,476        2,756  30,960
  Advances from FHLB      --      --        --        2,500        3,900   6,400
                         -------------------------------------------------------
Total interest-
 bearing liabilities     8,575   8,575    9,578       3,976        6,656  37,360

Excess (deficiency)
 of interest-earning
 assets over int.-
bearing liabilities       (992) (2,536)   7,032        (723)       1,216   3,997
Cumulative excess
 (deficiency)of
 interest-earning
assets over interest-
 bearing liabilities      (992) (3,528)   3,504       2,781        3,997   3,997
Cumulative excess
 (deficiency) of
 interest-earning
 assets over interest-
 bearing
 liabilities as a
 percent of total
 assets                  (2.27)% (8.06)%   8.01%      6.35%         9.13%  9.13%



                                                (14)



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

(5) Deposit accounts are assumed to have the following annual decay rates NOW accounts - 50%; money market investment accounts - 50%; savings accounts - 20%; and retirement accounts - 10%.




                                   (15)




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

Liquidity and Capital Resources

      The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.
In addition, the Bank invests excess funds in overnight deposits and other short-term interest-earning assets that provide liquidity to meet lending requirements. The Bank used cash from cash and cash equilalents, from deposit growth, and from maturing securities in its investment portfolio to fund loan originations. As of September 30, 1999, the Bank had the ability to borrow up to $22.0 million from the FHLB.

     Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various lending products. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-backed and investment securities. At September 30, 1999 the total approved loan commitments outstanding amounted to $343,000.
At the same date, the Bank had commitments of $22,000 under unused letters of credit. Certificates scheduled to mature in one year or less at September
30, 1999 totaled $15.7 million. Management believes that a significant portion of maturing deposits will remain with the Bank. The Bank anticipates that even with interest rates at lower levels than have been experienced in recent years, which has caused a disintermediation of funds, it will continue to have sufficient funds together with borrowings, to meet its current commitments. The mixture of deposit liabilities and borrowings will depend on the relative cost of each of these sources of funds.

     Federally-insured state-chartered banks are required to maintain minimum levels of regulatory capital. Under current FDIC regulations, insured state-chartered banks generally must maintain (i) a ratio of Tier 1 leverage capital to total assets of atleast 3.0% (4.0% to 5.0% for all but the most highly rated banks) and (ii) a ratio of Tier 1 capital to risk weighted assets of at least 4.0% and a ratio of total capital risk weighted assets of at least 8.0%. At September 30, 1999, the Bank was in compliance with applicable regulatory capital requirements.


Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires companies to record derivatives on the balance sheet at their fair value. Statement No. 133 also acknowledges that the method of recording a gain or loss

                                 (16)





depends on the use of the derivative. The New Statement applies to all entities. If hedge accounting is elected by the entity, the method of assessing the effectiveness of the hedging derivative and the measurement approach of determining the hedge's ineffectiveness must be established at the inception of the hedge. Statement No. 133 amends Statement No. 52 and supercedes Statements No. 80, 105, and 119. Statement No. 107 is amended to include the disclosure provisions about the concentrations of credit risk from Statement No. 105. Several Emerging issues Task Force consensuses's are also changed or modified by the provisions of Statement No. 133.

Statement No. 137 deferred the effective date of Statement No. 133 to all fiscal years beginning after June 15, 2000. The Statement may not be applied retroactively to financial statements of prior periods. The Statement's adoption will have no material impact on the Corporation's financial condition or result of operations.

Also in 1998, the FASB issued Statement No. 134 "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement establishes accounting standards for certain activities of mortgage banking enterprises and for other enterprises with similar mortgage operations. This Statement amends SFAS No. 65 which as previously amended by SFAS Nos. 115 and 125, required a mortgage banking enterprise to classify a mortgage-backed security as a trading security following the securitization of the mortgage loan held for sale. This
Statement further amends SFAS No. 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities must classify the resulting mortgage-backed security or other retained interests based on the entity's ability and intent to sell or hold those investments. The determination of the appropriate classification for securities retained after the securitization of mortgage loans by a mortgage banking enterprise now conforms to SFAS No. 115. The only new requirement is that if an entity has a sales commitment in place, the security must be classified into trading. This Statement is effective for the first fiscal quarter beginning after December 15, 1998. The Statement's adoption had no impact on the bank's financial condition and results of operations.



Year 2000 Compliance

	The Year 2000 compliance issue exists because many computer systems and applications currently use two digit fields to designate a year.  As the century date change occurs, date sensitive systems may either fail or not operate properly unless the underlying programs are modified or replaced.
	   The Bank's lending and deposit activities, like those of most financial institutions, depend significantly upon computer systems to process and record transactions.  The Company is aware of the potential Year 2000 problems that may affect the operating systems that control our computers as well as those of our third-party data service providers that maintain many of our records.  In
1997, the Bank began the process of identifying Year 2000 related problems that may affect the Bank's computer systems. A task force of Bank officers was established to address the issues related to these problems. Outside consultants were utilized when required to complete this project.
	   The task force analyzed the Bank's operations and both identified those functions that would be affected by Year 2000 issues and determined which of these functions were mission critical (i.e. vital to the day-to-day operations of the Bank).  A time table was established for completion of the various sections of the project.
	   The Bank is working with the companies that supply or service the Bank's computer systems that rely on computers to identify and remedy any Year 2000 related systems.  The Board of Directors is monitoring the Bank's progress in addressing Year 2000 issues.
	   The Bank converted to a new data processor during May 1999 and completed its year 2000 testing of the system in July 1999 with no apparent year 2000 related problems being found.
	   Inventory and testing of the Bank's computer equipment is complete. No new equipment purchases are anticipated because of the Year 2000 issue. The direct



                                 (17)





expense to date (other than officer's salaries involved in the project) has been less than $40,000.
	   Although the Company believes it is taking the necessary steps to address the Year 2000 compliance issue, no assurances can be given that some problems will not occur or that we will not incur significant additional expenses in future periods.  In the event that the Bank incurs substantial expenses to make the Bank's current systems, programs and equipment Year 2000 compliant, the
Company's net income, and financial condition could be adversely affected.
	   Because the Bank's loan portfolio to individual borrowers is diversified and its market area does not depend significantly upon one employer or industry, the Bank does not expect any Year 2000 related difficulties to significantly affect the Company's net earnings or cash flow.
	The Bank has developed a contingency plan to deal with Year 2000 related issues.  This program provides for dealing with situations that might occur that are both related to the Bank's operations (e.g. computer systems or equipment, liquidity) and those beyond the Bank's control (e,g. power failure, phone/communication line failure).  The plan includes methods to deal with these situations and continue to service the Bank's customers despite Year 2000 problems arising.



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



                               (18)







Independent Auditor's Report


To the Stockholders and
Board of Directors
Vermilion Bancorp, Inc. and Subsidiary
Danville, Illinois


We have audited the accompanying consolidated balance sheet of Vermilion Bancorp, Inc. and subsidiary as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present all material respects, the consolidated financial position of Vermilion Bancorp, Inc. and subsidiary as of September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.





Decatur, Illinois
October 8, 1999



                                    (19)





                       VERMILION BANCORP, INC.
                           AND SUBSIDIARY
                      Consolidated Balance Sheet

September 30                          1999           1998
Assets
  Cash and due from banks          $   93,054     $    53,430
  Interest-bearing demand deposits  1,082,406       1,688,212
                                    ---------       ---------
    Cash and cash equivalents       1,175,460       1,741,642
  Interest-bearing deposits            20,000          20,000
  Investment securities
    Available for sale              1,493,750       2,784,515
    Held to maturity (fair value of
      $1,537,648 and $2,358,553)    1,522,407       2,312,447
                                    ---------       ---------
      Total investment securities   3,016,157       5,096,962
  Loans, net of allowance for loan
   losses of $179,420 and $154,199 37,233,535      34,225,943
  Premises and equipment            1,487,666       1,356,263
  Federal Home Loan Bank stock        321,400         350,000
  Other assets                        509,063         425,628
                                   ----------      ----------
      Total assets                $43,763,281     $43,216,438
                                   ==========      ==========
Liabilities
  Deposits
    Noninterest bearing           $   678,971     $   669,725
    Interest bearing               30,960,093      29,374,750
                                   ----------      ----------
      Total deposits               31,639,064      30,044,475
  Federal Home Loan
    Bank borrowings                 6,400,000       6,400,000
  Other liabilities                   135,677         450,681
                                   ----------      ----------
      Total liabilities            38,174,741      36,895,156
                                   ----------      ----------
Commitments and Contingent Liabilities

Stockholders' Equity
  Preferred stock, $.01 par value
   Authorized and
    unissued - 400,000 shares
  Common stock, $. 01 par value
   Authorized - 1,600,000 shares
   Issued and
    outstanding - 396,750 shares       3,968           3,968
  Additional paid-in-capital       3,653,868       3,627,258
  Retained earnings                2,795,510       2,866,968
  Accumulated other comprehensive
   income (loss)                      (2,947)         24,826
  Management retention plan payable                   56,587
                                   ---------       ---------
                                   6,450,399       6,579,607
Less:
  Unearned incentive
   compensation - 10,145 shares
    for 1999                        (129,410)
  Unearned employee stock
   ownership plan shares - 22,658
    and 25,832 shares               (226,585)       (258,325)
  Treasury stock, at cost -
    39,675 shares for 1999          (505,864)
                                     -------         -------
    Total stockholders' equity     5,588,540       6,321,282
                                  ----------      ----------
    Total liabilities and
      stockholders' equity       $43,763,281     $43,216,438
                                  ==========      ==========
See notes to consolidated financial statements.



                             (20)



                       VERMILION BANCORP, INC.
                           AND SUBSIDIARY
                   Consolidated Statement of Income
Year Ended September 30                      1999            1998
Interest Income
  Loans receivable                      $  2,867,236    $  2,623,857
  Investment securities
    Taxable                                  202,300         341,211
    Tax exempt                                17,373          17,373
  Deposits with financial institutions       134,508          87,282
                                           -------------------------
      Total interest income                3,221,417       3,069,723
                                           -------------------------
Interest Expense
  Deposits                                 1,549,427       1,562,329
  Federal Home Loan Bank borrowings          333,630         255,390
                                           -------------------------
      Total interest expense               1,883,057       1,817,719
                                           -------------------------
Net Interest Income                        1,338,360       1,252,004
  Provision for loan losses                   63,004          75,000
                                           -------------------------
Net Interest Income After
 Provision for Loan Losses                 1,275,356       1,177,004
                                           -------------------------
Other Income
  Loan fees                                   25,279          11,029
  Net realized gains on sales of
   available-for-sale securities              10,786
  Other income                                75,366          43,476
                                           -------------------------
      Total other income                     111,431          54,505
                                           -------------------------
Other Expenses
  Salaries and employee benefits             472,330         362,604
  Net occupancy and equipment expenses       147,915          89,424
  Data processing fees                        86,430          55,727
  Deposit insurance expense                   17,993          18,059
  Printing and office supplies                24,286          14,146
  Legal and professional fees                104,023          97,877
  Advertising and promotion                   22,745          14,812
  Director and committee fees                 77,031          68,483
  Litigation settlement                      500,000
  Other expenses                             115,489         121,701
                                           -------------------------
Total other expenses                       1,568,242         842,833
                                           -------------------------
Income (Loss) Before Income Tax             (181,455)        388,676
Income tax expense (benefit)                (109,997)        144,224
                                           -------------------------
Net Income (Loss)                         $  (71,458)     $  244,452
                                           =========================
Earnings Per Share
  Basic
    Net income (loss)                     $    (0.21)     $     0.66
    Average number of shares                 345,129         369,342
  Diluted
    Net income (loss)                     $    (0.21)     $     0.66
    Average number of shares                 345,129         370,575

See notes to consolidated financial statements.



                              (21)



                  VERMILION BANCORP, INC. AND SUBSIDIARY
              Consolidated Statement of Stockholders' Equity


                                                                    Accumulated
                                                                          Other
                           Common Paid-in  Comprehensive Retained  Comprehensive
                           Stock   Capital  Income (Loss) Earnings Income (Loss)
--------------------------------------------------------------------------------
Balance, Oct. 1, 1997      $3,968 $3,614,922               $2,622,516   $  6,437
  Comprehensive income
    Net income                                  $ 244,452     244,452

    Other comprehensive
      income (loss),
        net of tax

      Unrealized gains on
        securities                                 18,389                 18,389
                                                ---------
  Comprehensive income                          $ 262,841
                                                =========
  Management retention plan
    compensation

  Employee stock ownership
    plan shares allocated             12,336
                        --------------------------------------------------------
Balance, Sept. 30, 1998    3,968  3,627,258               2,866,968      24,826
  Comprehensive
   income (loss)

    Net loss                                    $ (71,458)   (71,458)

    Other comprehensive
      income (loss),
        net of tax

      Unrealized losses on
        securities                                (27,773)              (27,773)
                                                  --------
  Comprehensive income (loss)                   $ (99,231)
                                                  ========
  Purchase of stock for
    management retention plan

  Purchase of treasury stock

  Employee stock ownership
    plan shares allocated             3,016

  Management retention plan
    shares earned                    23,594
                        --------------------------------------------------------
Balance, Sept. 30, 1999   $3,968 $3,653,868              $2,795,510   $ (2,947)


                                                   Unearned
                            Management             Employee
                            Retention  Unearned      Stock
                              Plan    Incentive    Ownership Treasury
                             Payable Compensation Plan Shares  Stock    Total
--------------------------------------------------------------------------------
Balance, Oct. 1, 1997                             $(292,711)         $5,955,132
  Comprehensive income

    Net income                                                          244,452
    Other comprehensive
      income (loss),
        net of tax

      Unrealized gains on
        securities                                                       18,389

  Comprehensive income

  Management retention plan
    compensation           $ 56,587                                      56,587

  Employee stock ownership
    plan shares allocated                            34,386              46,722
                           -----------------------------------------------------
Balance, Sept. 30, 1998      56,587                (258,325)          6,321,282

  Comprehensive income (loss)
    Net loss                                                            (71,458)

    Other comprehensive
      income (loss),
        net of tax

      Unrealized losses on
        securities                                                      (27,773)

  Comprehensive income (loss)

  Purchase of stock for
  management retention plan (56,587)$ (145,758)                        (202,345)

  Purchase of treasury stock                                $(505,864) (505,864)

  Employee stock ownership
    plan shares allocated                            31,740              34,756

  Management retention plan
    shares earned                       16,348                           39,942
                           ----------------------------------------------------
Balance, Sept. 30, 1999    $      0  $(129,410)   $(226,585)$(505,864)$5,588,540
                           ====================================================

See notes to consolidated financial statements.




                                  (22)



                         VERMILION BANCORP, INC
                             AND SUBSIDIARY
                   Consolidated Statement of Cash Flows

Year Ended September 30                                  1999            1998
--------------------------------------------------------------------------------
Operating Activities
 Net income (loss)                                   $ (71,458)      $  244,452
 Adjustments to reconcile net income (loss) to net
  cash provided (used) by operating activities:
  Provision for loan losses                             63,004           75,000
  Investment securities gains                          (10,786)
  Deferred income tax                                   (8,211)         (26,623)
  Investment securities amortization, net               (3,307)           5,551
  Depreciation                                          74,705           36,514
  Compensation expense related to ESOP and MRP          74,698          103,309
  Change in
    Other assets                                       (58,752)        (103,019)
    Other liabilities                                 (315,004)         287,422
                                                     ---------------------------
Net cash provided (used) by operating activities      (255,111)         622,606
                                                     ---------------------------
Investing Activities
 Net change in interest bearing deposits                                 79,000
 Purchases of securities available for sale           (999,096)
 Proceeds from maturities of securities
  available for sale                                 1,750,442          333,647
 Proceeds from sales of securities
  available for sale                                   508,203
 Proceeds from maturities of securities
  held to maturity                                     791,104          710,176
 Net change in loans                                (3,070,596)      (4,889,515)
 Purchases of premises and equipment                  (206,108)        (932,160)
 Purchase of Federal Home Loan Bank stock                               (66,800)
 Proceeds from sale of Federal Home Loan Bank stock     28,600
                                                     ---------------------------
Net cash used by investing activities               (1,197,451)      (4,765,652)
                                                     --------------------------
Financing Activities
 Net change in deposits                              1,594,589          946,791
 Proceeds of Federal Home Loan Bank borrowings                        3,800,000
 Purchase of common stock for
  management retirement plan                          (202,345)
 Purchase of treasury stock                           (505,864)
                                                     --------------------------
Net cash provided by financing activities              886,380        4,746,791
                                                     --------------------------
Net Change in Cash and Cash Equivalents               (566,182)         603,745
Cash and Cash Equivalents, Beginning of Year         1,741,642        1,137,897
                                                     --------------------------
Cash and Cash Equivalents, End of Year              $1,175,460      $ 1,741,642
                                                     ==========================
Additional Cash Flows Information

 Interest paid                                       $1,891,553      $ 1,800,515

 Income tax paid                                        199,191            9,601

See notes to consolidated financial statements.




                                 (23)



                         VERMILION BANCORP, INC.
                            AND SUBSIDIARY

                 Notes to Consolidated Financial Statements


Note 1 - Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Vermilion Bancorp, Inc. (Company) and its wholly owned subsidiary, American Savings Bank of Danville (Bank), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The Bank has a wholly owned subsidiary, GBW Service Corporation, whose principal activity is servicing contract sales of real estate. The more significant of the policies are described below.

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

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.
Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately as accumulated other comprehensive income in stockholders' equity, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.




                                     (24)





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

The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of September 30, 1999, the allowance for loan losses and the valuation of real estate are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods based on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB) system. The required investment in the common stock is based on a predetermined formula.

Treasury Stock is stated at cost. Cost is determined by the first-in, first-out method.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.





                                       (25)




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

Stock Option Plan - Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.


Note 2 - Investment Securities


                                                      1999
                            -------------------------------------------------
                                             Gross      Gross
                              Amortized   Unrealized Unrealized    Fair
September 30                    Cost         Gains     Losses      Value
-----------------------------------------------------------------------------
Available for sale
 U.S. Treasury               $  499,053 $    2,297              $  501,350
 Federal agencies               999,096              $ (6,696)     992,400
                              --------------------------------------------
Total available for sale      1,498,149      2,297     (6,696)   1,493,750

Held to maturity
 State and municipal            364,104        425       (441)     364,088
 Mortgage-backed securities   1,158,303     16,499     (1,242)   1,173,560
                              --------------------------------------------
Total held to maturity        1,522,407     16,924     (1,683)   1,537,648
                              --------------------------------------------
Total investment securities  $3,020,556 $   19,221   $ (8,379)  $3,031,398
                              ============================================




                                       (26)



VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements



                                                    1998
                            -------------------------------------------------
                                             Gross      Gross
                              Amortized   Unrealized Unrealized    Fair
September 30                    Cost         Gains     Losses      Value
-----------------------------------------------------------------------------
Available for sale
 U.S. Treasury               $1,744,669 $   39,166               $1,783,835
 Federal agencies             1,000,000        680                1,000,680
                              ---------------------------------------------
Total available for sale      2,744,669     39,846                2,784,515
                              ---------------------------------------------
Held to maturity
 State and municipal            363,128     11,134                  374,262
 Mortgage-backed securities   1,949,319     36,180   $ (1,208)    1,984,291
                              ---------------------------------------------
Total held to maturity        2,312,447     47,314     (1,208)    2,358,553
                              ---------------------------------------------
Total investment securities  $5,057,116 $   87,160   $ (1,208)   $5,143,068
                              =============================================

The amortized cost and fair value of securities available for sale and held to maturity at September 30, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                Available for Sale       Held to Maturity
                              ---------------------------------------------
                               Amortized    Fair    Amortized      Fair
                                 Cost      Value      Cost        Value
---------------------------------------------------------------------------
One to five years             $  499,053 $  501,350
Five to ten years                999,096    992,400 $  364,104  $  364,088
                              ---------------------------------------------
                               1,498,149  1,493,750    364,104     364,088
Mortgage-backed securities                           1,158,303   1,173,560
                              ---------------------------------------------
         Totals               $1,498,149 $1,493,750 $1,522,407  $1,537,648
                              =============================================

There were no pledged securities at September 30, 1999 or 1998.

Proceeds from the sale of securities available for sale during 1999 were $508,203. A gross gain of $10,786 was realized on the sale. The tax effect of the gain was approximately $3,670. There were no sales of securities available for sale during 1998. There were no sales of securities held to maturity.

There were no securities transferred between classifications during 1999 or 1998.




                                   (27)




VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 3 - Loans and Allowance

September 30                         1999                   1998
--------------------------------------------------------------------------
Real estate mortgage loans

 One-to-four family              $31,932,833            $28,182,333
 Multi-family                        711,606                882,000
Commercial real estate loans       1,098,240              1,581,000
Real estate sold on contract         227,072                227,000
Real estate construction loans       225,403                492,000
Commercial business loans          1,004,646                997,000
Consumer loans                     2,079,765              1,921,744
Other loans                           18,505
                                 -----------------------------------
                                  37,298,070             34,283,077


Deferred loan costs                  114,885                 97,065
Allowance for loan losses           (179,420)              (154,199)
                                 -----------------------------------
Total loans                      $37,233,535            $34,225,943
                                 ===================================

Year Ended September 30             1999                    1998
-------------------------------------------------------------------------
Allowance for loan losses
Balances, October 1              $   154,199            $   151,868
Provision for losses                  63,004                 75,000
Recoveries on loans                   12,142                  5,333
Loans charged off                    (49,925)               (78,002)
                                 -----------------------------------
Balances, September 30           $   179,420            $   154,199
                                 ===================================

The Company's loan portfolio consists primarily of smaller balance, homogeneous loans which are principally one-to-four family residential loans. The Company did not have any loans it considered impaired at September 30, 1999 or 1998 or during the years then ended.





                                   (28)





VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 4 - Premises and Equipment

September 30                       1999                    1998
-----------------------------------------------------------------------
Land                             $  662,607            $  209,431
Office building                   1,017,143               689,604
Furniture and fixtures              548,498               338,900
Construction in progress                                  784,205
                                 ---------------------------------
     Total cost                   2,228,248             2,022,140
Accumulated depreciation           (740,582)             (665,877)
                                 ---------------------------------
     Net                         $1,487,666            $1,356,263
                                 =================================

Note 5 - Other Assets and Other Liabilities

September 30                       1999                    1998
----------------------------------------------------------------------
Other assets
 Interest receivable             $  216,358            $  214,340
 Cash value of life
  insurance annuity                  47,243                49,194
 Deferred income tax asset           74,072                48,989
 Federal income tax receivable      145,030
 Other real estate                                         86,553
 Prepaid expenses and other          26,360                26,552
                                 ---------------------------------
     Total                       $  509,063            $  425,628
                                 =================================
Other liabilities
 Interest payable on deposits    $   14,091            $   22,587
 Interest payable on borrowings      27,422                27,422
 Deferred compensation payable       76,408                75,866
 Federal income tax payable                               152,955
 Accounts payable                    16,768               142,082
 Other                                  988                29,769
                                 ---------------------------------
     Total                       $  135,677            $  450,681
                                 =================================




                                (29)




VERMILION BANCORP, INC
AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 6 - Deposits

September 30                        1999                    1998
-----------------------------------------------------------------
Demand deposits                  $ 2,435,255         $  2,021,812
Savings and retirement accounts    5,511,837            5,295,784
Certificates of deposit of
 $100,000 or more                  4,214,711            3,334,764
Other certificates of deposit     19,477,261           19,392,115
                                 ---------------------------------
     Total deposits              $31,639,064          $30,044,475


Certificates maturing in years ending September 30:

2000                                                  $15,719,857
2001                                                    6,912,025
2002                                                      685,752
2003                                                      285,340
2004                                                       88,998
                                                      ------------
                                                      $23,691,972
                                                      ============

Note 7 - Long-Term Debt

September 30                       1999                     1998
-------------------------------------------------------------------
Federal Home Loan Bank
 advances, rates ranging
 from 5.03% to 6.02%,
 due at various dates
 through May 29, 2006          $6,400,000             $6,400,000
                               ==================================

The terms of security agreements with the FHLB require the Company to pledge as collateral for the advances qualifying first mortgage loans in an amount equal to at least 167 percent of the advances and all stock in the FHLB. Advances are subject to restriction or penalties in the event of prepayment.

Maturities in year ending September 30,
 2003                          $2,500,000
 2004
 Thereafter                     3,900,000
                               -----------
                               $6,400,000
                               ===========





                                           (30)






VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 8 - Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of loans serviced for others totaled $11,845 and $181,000 at September 30, 1999 and 1998.

Note 9 - Income Tax

Year Ended September 30                       1999              1998
---------------------------------------------------------------------------
Income tax expense (benefit)
  Current federal                          $ (82,906)        $ 165,458
  Current state                              (18,880)            5,389
  Deferred federal                            (8,211)          (26,623)
                                           -----------------------------
     Total income tax expense (benefit)    $(109,997)        $ 144,224
                                           =============================
Reconciliation of federal statutory to
  actual tax expense (benefit)


  Federal statutory income tax at 34%      $ (61,695)        $ 132,150
  ESOP                                         3,587             2,938
  Effect of state income taxes               (12,460)            3,557
  Change in tax rate applicable
   to deferred taxes                                            (5,177)
  Other                                      (39,429)           10,756
                                           ----------------------------
     Actual tax expense (benefit)          $(109,997)        $ 144,224
                                           ============================

A cumulative net deferred tax asset is included in other assets. The components are as follows:

September 30                                  1999              1998
-----------------------------------------------------------------------
Assets
  Differences in accounting
   for loan losses                         $  66,073         $  54,367
  Deferred compensation                       58,399            51,259
  Unrealized loss or securities
   available for sale                          1,452
                                           ----------------------------
     Total assets                            125,924           105,626
                                           ----------------------------
Liabilities
  Differences in depreciation methods          7,346             2,260
  Unrealized gain on securities
   available for sale                                           15,420
  Deferred loan costs                         44,506            37,564
  Other                                                          1,393
                                           ----------------------------
Total liabilities                             51,852            56,637
                                           ----------------------------
                                           $  74,072         $  48,989
                                           ============================



                                  (31)





VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


There was no state income tax expense for 1998 or 1997.

Retained earnings at September 30, 1999 and 1998, include approximately $995,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of September 30, 1988, for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income tax liability on the above amounts was approximately $338,300 at September 30, 1999 and 1998.


Note 10 - Other Comprehensive Income


                                                         1999
                                    --------------------------------------------
                                                          Tax
                                     Before-Tax         Expense      Net-of-Tax
Year Ended September 30                Amount          (Benefit)       Amount
--------------------------------------------------------------------------------
Unrealized gains (losses)
 on securities:
  Unrealized holding gains
   (losses) arising during the year $ (33,459)       $  (12,805)    $  (20,654)
  Less: reclassification adjustment
   for gains (losses)
    realized in net income             10,786             3,667          7,119
                                    -------------------------------------------
     Net unrealized losses            (44,245)          (16,472)       (27,773)
                                    -------------------------------------------
     Other comprehensive loss       $ (44,245)       $  (16,472)    $  (27,773)
                                    ===========================================

                                                         1998
                                    --------------------------------------------
                                                          Tax
                                     Before-Tax         Expense      Net-of-Tax
Year Ended September 30                Amount          (Benefit)       Amount
--------------------------------------------------------------------------------
Unrealized gains (losses)
 on securities:
  Unrealized holding gains
   (losses) arising during the year $  30,126        $   11,737     $   18,389
  Less: reclassification adjustment
   for gains (losses)
    realized in net income
                                    --------------------------------------------
     Net unrealized gains              30,126            11,737         18,389
                                    --------------------------------------------
     Other comprehensive income     $  30,126        $   11,737     $   18,389







                                    (32)




VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 11 - Commitments and Contingent Liabilities

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

Financial instruments whose contract amount represents credit risk as of September 30 were as follows:


                                                       1999           1998
-------------------------------------------------------------------------------
Mortgage loan commitments at fixed rates            $ 326,653      $ 371,000
Construction, home improvement and other loan
 commitments at fixed rates                            39,861         29,000
Standby letters of credit                              22,000         22,000


At September 30, 1999, mortgage loan commitments have terms up to 30 days and rates ranging from 7.0% to 10.0% while construction and home improvement loan commitments have terms up to six months and rates ranging from 9.5% to 14.0%.

At September 30, 1998, mortgage loan commitments have terms up to 30 days and rates ranging from 6.75% to 7.75%. Construction and home improvement loan commitments have terms up to 6 months and rates ranging from 10.5% to 16%.

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






                                (33)





VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


On December 30, 1992, a former employee filed a lawsuit against the Bank which involved various accusations. A summary judgement was issued by the court in favor of the Bank on each count. The former employee appealed several of the judgements and the Appellate Court reversed the entry of summary judgement. In May 1999, the Bank settled with the former employee for $500,000. As a result of the settlement, the Bank was released from all other obligations related to the lawsuit.

In addition, the Company and Bank are also subject to other claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


Note 12 - Year 2000

Like all entities, the Company and subsidiary are exposed to risks associated with the Year 2000 Issue, which affects computer software and hardware; transactions with customers, vendors, and other entities; and equipment dependent upon microchips. The Company has begun, but not yet completed, the process of identifying and remediating potential Year 2000 problems.
It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of the Year 2000 Issue on third parties with which the Company and subsidiary does business. If remediation efforts of the Company and subsidiary or third parties with which Company and subsidiary does business are not successful, the Year
2000 Issue could have negative effects on the Company's financial condition and results of operations in the near term.


Note 13 - Restriction on Dividends

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






                           (34)





VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


The Bank is permitted to pay dividends to the Company in an amount equal to its net profits in any fiscal year; however, in the event that capital is less than 6% of total assets, the Bank can pay up to 50% of its net profits for that year without prior approval of the State of Illinois law Office of Banks and Real Estate. In addition, the Bank is unable to pay dividends in an amount which would reduce its capital below the greater of (i) the amount required by the FDIC or (ii) the amount required by the Bank's liquidation account. The FDIC and the Commissioner also have the authority to prohibit the payment of any dividends by the Bank if they determine that the distribution would constitute an unsafe or unsound practice.

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


Note 14 - Regulatory Capital

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent to the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations.
At September 30, 1999 and 1998, the Company and its Bank are categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since September 30, 1999 that management believes have changed the Company's and Bank's classification.






                              (35)





VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


The Bank's actual and required capital amounts (in thousands) and ratios are as follows:


                                                 1999
                              ----------------------------------------------
                                              Required for     To Be Well
                                  Actual    Adequate Capital 1 Capitalized 1
                              ----------------------------------------------
September 30                  Amount  Ratio   Amount  Ratio   Amount  Ratio
----------------------------------------------------------------------------
Total risk-based capital 1
(to risk-weighted assets)  $4,177,000 17.0% $1,967,000 8.0% $2,459,000 10.0%
Tier 1 capital 1 (to
risk-weightedassets)        3,998,000 16.3%    984,000 4.0%  1,475,000  6.0%
Tier 1 capital 1 (to
adjusted total assets)      3,998,000  9.2%  1,745,000 4.0%  2,181,000  5.0%




                                                 1998
                              ----------------------------------------------
                                              Required for     To Be Well
                                  Actual    Adequate Capital 1 Capitalized 1
                              ----------------------------------------------
September 30                  Amount  Ratio   Amount  Ratio   Amount  Ratio
----------------------------------------------------------------------------
Total risk-based capital 1
(to risk-weighted assets)  $5,379,000 23.0% $1,870,000 8.0% $2,340,000 10.0%
Tier 1 capital 1 (to
risk-weighted assets)       5,225,000 22.4%    936,000 4.0%  1,404,000  6.0%
Tier 1 capital 1 (to
adjusted total assets)      5,225,000 12.4%  1,687,000 4.0%  2,108,000  5.0%


1 As defined by regulatory agencies








Note 15 - Benefit Plans

The Bank has a deferred compensation plan for directors whereby participating directors can elect to defer directors' fees in return for inclusion in a deferred compensation plan which pays benefits to such participating directors upon retirement or death. The Bank purchased a deferred annuity, which is included in other assets, to fund the deferred compensation plan benefits; however, this annuity is not restricted for that purpose. A deferred compensation liability has been calculated and recorded in other liabilities, which represents the present value of future benefits to be paid at retirement for each participating director. Deferred compensation plan expense included in the financial statements was $13,678 and $4,000 for 1999 and 1998.





                              (36)






VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


During 1997, the Bank established an employee stock ownership plan (ESOP) for the benefit of substantially all employees. The ESOP borrowed $317,400 from the Company and used those funds to acquire 31,740 shares of the Company's stock at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal repayments made by the ESOP on the loan from the Company. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. Dividends on unallocated ESOP shares will be applied to reduce the loan. Principal payments are scheduled to occur in even annual amounts over a seven year period. However, in the event Bank contributions exceed the minimum debt service requirements, additional principal payments will be made.

Stock totaling 3,174 and 3,439 shares for 1999 and 1998 with an average fair value of $10.95 and $13.59 per share, respectively, were committed to be released, resulting in ESOP compensation expense of $34,756 and $46,722. Shares held by the ESOP at September 30 are as follows:


                                            1999             1998
---------------------------------------------------------------------------
Allocated shares                            9,082            5,908
Unallocated shares                         22,658           25,832
                                          -------------------------
     Total ESOP shares                     31,740           31,740
                                          =========================
Fair value of unallocated
 shares at September 30                  $226,585         $309,984
                                          =========================

During May 1998, the Company adopted a management retention plan (MRP) as a method of providing directors, employees and officers of the Bank with a proprietary interest in the Company and to encourage such persons to remain with the Bank.

The MRP covers key employees and directors and is authorized to acquire and grant 15,870 shares of the Company's common stock or 4% of the shares issued in the Company's initial public offering. The funds used to acquire these shares will be contributed by the Bank. Participants in the incentive plan vest over three years, commencing on the date of grant. As of September 30, 1999, 7,110 shares authorized under the plan had been granted with fair market value date of grant at $16.875 per share. During 1999, the Company purchased 15,870 shares of the Company's stock at a price of $12.75 per share. As of September 30, 1999, 5,725 shares have been earned. No shares were distributed as of September 30, 1999. None of these shares were forfeited during 1999 or 1998. For the year ended September 30, 1999 and 1998, $39,942 and $56,587, respectively, were recorded as compensation expense under the plan.





                             (37)





VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 16 - Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, October 1, 1998                   $     100,886
Payments, etc., including renewals                (10,020)
                                            --------------
Balances, September 30, 1999                $       90,866
                                            ==============
Deposits from related parties held by the Banks at September 30, 1999 and 1998 totaled $890,104 and $720,846.


Note 17 - Stock Option Plan

Under the Company's stock option plan, which is accounted for in accordance with APB No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest and become fully exercisable at the end of five years of continued employment. During May 1998, the Company authorized the grant of options for up to 39,675 shares of the Company's common stock or 10% of the shares issued in the Company's initial public offering, that expire ten years from the date of grant. During 1998, the Company granted 29,420 options at an exercise price of $16.88 per share which vest over three years. The exercise price of each option was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.





                              (38)






VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:


                                                               1998
                                                          --------------
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
Weighted-average expected life of the options               9.6 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:



                                                    1999       1998
                                                  -----------------------
Net income (loss)          As reported         $ (71,458)   $ 244,452
                           Pro forma             (81,554)     240,245
Basic earnings per share   As reported         $   (0.21)   $    0.66
                           Pro forma               (0.24)        0.65
Diluted earnings per share As reported         $   (0.21)   $    0.66
                           Pro forma               (0.24)        0.65

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended September 30, 1999 and 1998.


                                              1999             1998
---------------------------------------------------------------------------
                                            Weighted-             Weighted-
                                             Average               Average
                                            Exercise              Exercise
         Options                  Shares     Price     Shares      Price
---------------------------------------------------------------------------
Outstanding, beginning of year    29,420     $16.88
Granted                                                29,420      $16.88
                                 --------            ---------
Outstanding, end of year          29,420     $16.88    29,420      $16.88
                                 ========            =========
Options exercisable at year end   23,639               13,892
Weighted-average fair value of options
  granted during the year                                          $ 4.66






                               (39)




VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


As of September 30, 1999, all 29,420 options outstanding have an exercise price of $16.88 and a weighted-average remaining contractual life of 8.6 years. No options were exercised, forfeited or expired during 1999.


Note 18 - Basic Earnings Per Share

Earnings per share (EPS) were computed as follows:


                                           Year Ended September 30, 1998
                                       ------------------------------------
                                                     Weighted    Per-Share
                                          Income      Average     Amount
                                                       Shares
                                       ------------------------------------
Basic Earnings Per Share                $244,452      369,342      $0.66
Income available to common stockholders

Effect of Dilutive Securities
MRP                                                     1,233
                                       ------------------------------------
Diluted Earnings Per Share
 Income available to common
  stockholders and assumed
  conversions                           $244,452      370,575      $0.66
                                       ====================================
Options to purchase 29,420 shares of common stock at $16.88 were outstanding at September 30, 1999 and 1998, but were not included in the computation of the diluted EPS because the options' exercise price was greater than the average market price of the common shares. MRP shares were excluded in the year ended September 30, 1999 earnings per share calculation as they were anti-dilutive due to the loss.


Note 19 - Fair Values of Financial Instruments

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







                              (40)






VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


Loans - For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flows analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable - The fair values of interest receivable/ payable approximate carrying values.

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





                         (41)





VERMILION BANCORP, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements


The estimated fair values of the Company's financial instruments are as follows:


                                     1999                 1998
                           ---------------------------------------------
September 30                 Carrying      Fair      Carrying      Fair
                              Amount      Value       Amount      Value
------------------------------------------------------------------------
Assets
 Cash and cash equivalents $ 1,175,460 $ 1,175,460 $ 1,741,642 $ 1,741,642
 Interest-bearing
  time deposits                 20,000      20,000      20,000      20,000
 Investment securities
  available for sale         1,493,750   1,493,750   2,748,515   2,748,515
 Investment securities
  held to maturity           1,522,407   1,537,648   2,312,447   2,358,553
 Loans, net                 37,233,535  36,814,000  34,225,943  35,224,447
 Interest receivable           216,358     216,358     214,340     214,340
 Federal Home Loan
  Bank stock                   321,400     321,400     350,000     350,000
 Cash surrender value
  of life insurance             47,243      47,243      49,194      49,194

Liabilities
 Deposits                   31,639,064  30,663,000  30,044,475  30,054,000
 FHLB borrowings             6,400,000   5,713,000   6,400,000   6,223,000
 Interest payable               41,513      41,513      50,008      50,008

Off-Balance Sheet
 Assets (liabilities)
  Commitments to extend
   credit                            0           0           0           0
 Standby letters of credit           0           0           0           0





                                          (42)






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




EXECUTIVE OFFICER


Merrill G. Norton
President and Chief Executive
Officer of the Company









                               (43)











BANKING LOCATION

714 North Vermilion Street, Danville, Illinois 61832

412 S Gilbert Street, Danville, Illinois 61832



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



MARKET PRICES AND DIVIDENDS:

The Company's shares are listed on the National Daily Quotation Service "pink sheets" published by the National Quotation Bureau,
Inc. At December 01, 1999, the Company had 128 stockholders of record. The number of shares of common stock outstanding as of December 01, 1999 was 357,075. The table below sets forth the range of high and low bid information for the common stock for each quarter as well as dividends paid since March 25, 1998.

Quotations

                                           Dividend Amount
Quarter Ended         High Bid   Low Bid      Per Share

March 31, 1998          $16.25     $14.50         --
June 30, 1998            16.00      16.875        --
September 30, 1998       16.125     11.25         --
December 31, 1998        11.50      10.0625       --
March 31, 1999           12.75      11.00         --
June 30, 1999            12.75      11.00         --
September 30, 1999       11.25       9.00         --





                          (44)